Filed Pursuant to Rule 424(b)(3)

Registration No. 333-138776

Prospectus Supplement

(To Prospectus dated November 30, 2006)

7,000,000 shares

SIRENZA MICRODEVICES, INC.

The selling stockholders named in this prospectus supplement are offering 7,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is quoted on the Nasdaq Global Market under the symbol “SMDI.” The last reported sale price of our common stock on the Nasdaq Global Market on February 14, 2007 was $7.52 per share.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page S-9 of this prospectus supplement.

	Per Share	Total
Public offering price	$7.47	$52,290,000
Underwriting discount	$0.10	$700,000
Proceeds, before expenses, to the selling stockholders	$7.37	$51,590,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus are accurate or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares of common stock to investors on or about February 22, 2007.

Piper Jaffray

February 15, 2007

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the selling stockholders have not, and the underwriter has not, authorized anyone to provide you with information different from the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Sirenza,” “we,” “us” and “our” or similar terms are to Sirenza Microdevices, Inc. and its subsidiaries.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in this prospectus supplement, the accompanying prospectus and in documents that we incorporate by reference. These forward-looking statements are based on expectations, forecasts and assumptions as of the date of such statements and involve risks and uncertainties that could cause actual outcomes to differ materially from those expressed in these forward-looking statements. We intend that these forward-looking statements be subject to the safe harbors created by the provisions mentioned above.

Forward-looking statements include information concerning our possible or assumed future results of operations and business plans. These statements are generally accompanied by words like “believe,” “expect,” “anticipate,” “estimate,” “intend” or similar expressions. You should understand that important factors, including those set forth in “Risk Factors” below and elsewhere in this prospectus supplement, the accompanying prospectus and the documents that we incorporate by reference, which are in some instances beyond our control, could affect our future results of operations and could cause those results to differ materially from those expressed in our forward-looking statements. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. In connection with these forward-looking statements, you should carefully review the risks set forth in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference.

iii

SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. This summary highlights selected information about us to help you understand our business. Because the following is only a summary, it does not contain all of the information that may be important to you. You should carefully read this prospectus supplement, the accompanying prospectus and the information incorporated by reference before deciding whether to invest in our common stock. You should pay special attention to the “Risk Factors” included in this prospectus supplement to determine whether an investment in our common stock is appropriate for you.

Sirenza Microdevices, Inc.

Sirenza is a supplier of RF components for the commercial communications, consumer and aerospace, defense and homeland security equipment markets. Sirenza’s products are designed to optimize the reception and transmission of voice and data signals in mobile wireless communications networks and in other wireless and wireline applications.

Consumers worldwide are demanding greater bandwidth as well as an enhanced ability to connect to communications networks and maintain those connections while mobile. This demand for greater capacity, connectivity and mobility has contributed to the significant increase in consumer use of communications networks, as is evidenced by increased minutes of use on mobile wireless networks for voice, video and data, subscriber growth in cable television, or CATV, for voice, video and data and recent subscriber growth for satellite radio in North America.

Commercial applications for Sirenza’s RF components include mobile wireless infrastructure networks, wireless local area networks, fixed wireless networks, broadband wireline applications such as coaxial cable and fiber optic networks, cable television set-top boxes and radio frequency identification, or RFID, readers. Sirenza also supplies components to consumer-oriented end markets including antennae and receivers for satellite radio, as well as tuner-related integrated circuits, or ICs, for high definition television, or HDTV. Sirenza’s aerospace and defense, or A&D, products include RF components for government, military, avionics, space and homeland security systems.

Sirenza sells its products worldwide through two channels: a direct sales channel comprised of internal sales personnel and independent sales representatives and a distribution sales channel. Sirenza’s internal direct sales organization services and supports its customers in the areas of design, purchasing, logistics and technical support. In general, Sirenza’s largest customers are supported directly by its field sales and applications engineering groups. Sirenza’s direct customers also receive support from its network of independent sales representatives. Approximately 10% of Sirenza’s 2005 revenue was attributable to its distribution channel. Sirenza’s principal distributors are Avnet Electronics Marketing, or Avnet, Acal plc, or Acal, RFMW Ltd. and Digi-Key Corporation.

Corporate Information

Sirenza’s principal executive offices are located at 303 S. Technology Court, Broomfield, Colorado 80021, and its telephone number is (303) 327-3030. Sirenza’s website can be accessed at the following address: www.sirenza.com. The information found on Sirenza’s website or that may be accessed through its website is not a part of this prospectus supplement and is not incorporated herein by this reference.

Recent Developments

Recent Financial Results

The condensed consolidated statement of operations set forth below for the three months and twelve months ended December 31, 2006 and the condensed consolidated balance sheet as of December 31, 2006 have not been audited. The audit of Sirenza’s consolidated financial statements for the year ended December 31, 2006 is ongoing and, as such, such unaudited financial results are subject to adjustment. The condensed consolidated statement of operations set forth below for the twelve months ended December 31, 2005 and the condensed consolidated balance sheet as of December 31, 2005 have been derived from audited consolidated financial statements of Sirenza. The condensed consolidated statement of operations set forth below for the three months ended December 31, 2005 are unaudited.

SIRENZA MICRODEVICES, INC. CONDENSED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three Months Ended		Year Ended
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	(unaudited)	(unaudited)	(unaudited)
Net revenues	$36,976	$19,510	$136,578	$64,178
Cost of revenues	21,570	10,670	78,881	35,522

Gross profit	15,406	8,840	57,697	28,656
Operating expenses:
Research and development	4,309	2,231	13,776	10,104
Sales and marketing	2,638	1,876	10,377	7,372
General and administrative	5,040	1,804	17,078	8,096
Amortization of acquired intangible assets	2,726	443	6,232	1,838
Restructuring	—	—	—	56
Impairment of investment in GCS	—	—	2,850	—

Total operating expenses	14,713	6,354	50,313	27,466

Income from operations	693	2,486	7,384	1,190
Interest expense	80	—	288	4
Interest and other income (expense), net	(57)	149	392	200

Income before taxes	556	2,635	7,488	1,386
Provision for (benefit from) income taxes	806	23	700	(6)

Net Income (loss)	$(250)	$2,612	$6,788	$1,392

Basic net income (loss) per share	$(0.01)	$0.07	$0.16	$0.04

Diluted net income (loss) per share	$(0.01)	$0.07	$0.15	$0.04

Shares used to compute basic net income (loss)per share	48,325	36,168	43,652	35,828

Shares used to compute diluted net income (loss)per share	48,325	38,033	45,583	37,803

SIRENZA MICRODEVICES, INC. CONDENSED CONSOLIDATED

BALANCE SHEET

(In thousands)

	December 31, 2006	December 31, 2005
	(unaudited)
Cash and cash equivalents	$24,847	$11,266
Short-term investments	19	6,979
Accounts receivable, net	22,227	11,856
Inventories	27,045	8,961
Other current assets	2,977	1,338

Total current assets	77,115	40,400
Property and equipment	15,345	6,013
Investment in GCS	215	3,065
Other non-current assets	1,016	1,515
Acquisition related intangibles	56,681	5,083
Goodwill (1)	61,525	6,413

Total assets	$211,897	$62,489

Accounts payable and other payables	$13,123	$4,999
Accrued liabilities and other expenses	9,306	5,408
Deferred margin on distributor inventory	1,528	950
Notes payable in connection with the acquisition of PDI	3,000	—
Capital lease obligations	517	—

Total current liabilities	27,474	11,357
Capital lease obligations, long term portion	531	391
Deferred tax liabilities, non-current	10,972	—
Accrued pension	2,979	—
Other liabilities, non-current	94	—
Stockholders’ equity	169,847	50,741

Total liabilities and stockholders’ equity	$211,897	$62,489

(1)	On April 3, 2006, Sirenza acquired Premier Devices, Inc. (“PDI”) for a preliminary purchase price of approximately $75 million. Due to a series of transactions that occurred prior to the date that Sirenza acquired the stock of PDI, PDI may have realized certain contingent income tax liabilities that were not recorded in its financial statements. Sirenza is in the process of evaluating the likelihood that these liabilities would be assessed as well as the amount of such liabilities. Sirenza’s preliminary estimate of any contingent tax liabilities is between zero and $17.0 million. The amount of tax liability eventually assessed, if any, may fall within or above Sirenza’s preliminary estimates. Any adjustments to record a liability or cash payout related to the aforementioned tax contingencies will be recorded as additional goodwill and are not expected to affect Sirenza’s reported operating results. In the event that Sirenza determines that such contingent liability is both probable and estimable prior to the date that it files its annual report on Form 10-K for the year ended December 31, 2006, it may be required to record the additional goodwill as of December 31, 2006, which would have the effect of increasing the amount of goodwill reported above (and accordingly increase total assets and total liabilities as reported above) by the amount of the contingent liability that it determines is both probable and estimable.

Sirenza’s net revenues for the fourth quarter of 2006 were $37 million, at the low end of its range of expected revenue for the quarter. Its fourth quarter earnings were below its previously announced expectations.

Net loss for the fourth quarter was $250,000, or a loss of $0.01 per basic and diluted share. This loss was driven in large part by softness in mobile wireless and other end markets, including the Company’s broadband business unit. In addition, results were also affected by the fourth quarter’s product and segment mix, higher international taxes of approximately $800,000 due to higher than expected taxable income in China and Germany, and higher than expected operating expense.

Sirenza believes that the softness in the mobile wireless market was due in part to the fact that two of Sirenza’s major mobile wireless original equipment manufacturers customers significantly reduced their orders in the fourth quarter. Sirenza also experienced softness in its broadband business unit as it transitioned from supplying antennas to integrated circuit products, which tend to feature lower average selling prices than antenna products.

The Company’s gross margin for the fourth quarter of 2006 was 42%, compared with 45% for the fourth quarter of 2005 and 45% for the third quarter of 2006. Sirenza believes that lower gross margins were primarily due to changes in the Company’s product mix, and a mix swing between the Company’s two segments toward the PDI segment, which has lower overall gross margins than the SMDI segment.

Transition of Manufacturing Operations to Shanghai, China

In February 2007, Sirenza has begun implementing a planned transition of most of its Broomfield, Colorado manufacturing operations to its manufacturing facility in Shanghai, China. This transition is part of an effort on the part of Sirenza to increase the efficiency of its worldwide manufacturing operations. The process of testing the new manufacturing line to determine whether it meets Sirenza’s standards is currently expected to begin in the second quarter of 2007 and the transition is currently expected to be completed in the third or fourth quarter of 2007, with the Company running parallel manufacturing operations in Broomfield and Shanghai for much of the intervening period. Therefore, any related efficiency gains would not be expected to be realized until 2008.

Sirenza currently estimates that it will incur total costs of approximately $7.5 million to $8.5 million in 2007 in connection with the manufacturing transition. This estimate includes approximately $4.0 to $5.0 million in estimated capital expenditures for new equipment to support the manufacturing transition, with the remainder of the estimate being attributable to anticipated additional personnel, recruiting, travel and facility improvement costs, additional lease expense and potential lease termination expense, and one-time severance payments and retention incentives. These estimated costs are expected to result in future cash expenditures. The actual costs associated with the manufacturing transition may vary materially from these estimates.

As a result of the manufacturing transition, Sirenza will need to re-qualify the transitioned operations for ISO or other certifications and also may need to re-qualify its manufacturing processes or products with major customers. Sirenza may not be able to accomplish the transition as scheduled or as planned, which could result in additional costs, business interruption or disruption, loss of customers, and fluctuations in its financial results.

Micro Linear Acquisition

On October 31, 2006, Sirenza completed the acquisition of Micro Linear Corporation, or Micro Linear, pursuant to an Agreement and Plan of Merger by and among Sirenza, Metric Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Sirenza, and Micro Linear dated as of August 14, 2006. The Agreement and Plan of Merger, or merger agreement, provided for Sirenza to acquire Micro Linear by reverse triangular merger.

Micro Linear is a fabless semiconductor company specializing in wireless IC solutions, which are used in a variety of wireless products serving global markets. Micro Linear’s transceivers are used in many streaming wireless applications, such as cordless phones, personal handyphone systems, or PHS, handsets, wireless speakers, security cameras, cordless headsets and other personal electronic appliances. PHS is a mobile network system used mainly in Japan, China, Taiwan and certain other Asian countries. Headquartered in San Jose, California, Micro Linear’s products are available through its authorized representatives and distributors worldwide. Currently, in addition to Micro Linear’s transceivers designed for digital cordless telephones and PHS products, Micro Linear offers a full line of high data-rate industrial, scientific and medical, or ISM, band transceivers for applications such as wireless speakers and headphones, voice headsets and other electronic appliances. Micro Linear offers a broad line of transceivers that address the most popular unlicensed bands: 900 MHz, 2.4 GHz, and 5.8 GHz. To simplify system design and decrease time to market, Micro Linear also offers starter kits and reference designs. In addition, Micro Linear offers networking products consisting mainly of media conversion products that enable implementation of cost effective fiber to the home, or FTTH, systems.

Under the terms of the merger agreement, each outstanding share of Micro Linear common stock was converted into the right to receive 0.365 of a share of Sirenza common stock and, as a result of the merger, approximately 4.9 million shares of Sirenza common stock were issued to the former Micro Linear stockholders. In addition, in connection with the merger, John Zucker, the former chairman of the Micro Linear Board of Directors, joined Sirenza’s Board of Directors as an independent director.

The Offering

Common stock offered by the selling stockholders	7,000,000 shares

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders.

Risk Factors	You should carefully consider the risk factors contained and incorporated by reference in this prospectus supplement before making an investment decision.

Nasdaq Global Market symbol	SMDI

Summary Consolidated Financial Data

The following summary consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements. The consolidated statement of operations data for the nine months ended September 20, 2005 and 2006 and the consolidated balance sheet data at September 30, 2006 are derived from, and are qualified by reference to, the unaudited condensed consolidated financial statements incorporated in this prospectus supplement. The unaudited statement of operations data shown for the nine month periods ended September 30, 2005 and 2006 and the unaudited balance sheet data as of September 30, 2006 have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year. The data presented below has been prepared in accordance with accounting principles generally accepted in the United States and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues	$38,510	$61,256	$64,178	$44,668	$99,602
Cost of revenues	21,246	31,375	35,522	24,852	57,311
Gross profit	17,174	29,881	28,656	19,816	42,291
Operating expenses:
Research and development (1)	8,611	8,963	10,104	7,873	9,467
Sales and marketing (1)	6,365	7,779	7,372	5,496	7,739
General and administrative (1)	6,696	7,795	8,096	6,292	12,038
Amortization of deferred stock compensation (2)	541	3	—	—	—
Acquired in-process research and development (3)	—	2,180	—	—	—
Amortization of acquisition-related intangible assets (3)	1,213	1,538	1,838	1,395	3,506
Restructuring and special charges (3)	434	(98)	56	—
Impairment of investment in GCS (3)	—	1,535	—	56	2,850

Total operating expenses	23,860	29,695	27,466	21,112	35,600
Income (loss) from operations	(6,686)	186	1,190	(1,296)	6,691
Interest and other income (expense), net	383	229	196	47	241
Provision for (benefit from) income taxes	(125)	135	(6)	(29)	(106)
Net income (loss)	$(6,178)	$280	$1,392	$(1,220)	$7,038

Basic net income (loss) per share	$(0.19)	$0.01	$0.04	$(0.03)	$0.17

Diluted net income (loss) per share	$(0.19)	$0.01	$0.04	$(0.03)	$0.16

Shares used to compute basic net income (loss) per share	32,383	34,593	35,828	35,714	42,094
Shares used to compute diluted net income (loss) per share	32,383	37,448	37,803	35,174	44,030

As of September 30, 2006
(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,676
Total assets	$167,256
Total stockholders’ equity	$121,620

(1)	Exclusive of amortization of deferred stock compensation.
(2)	The following table outlines the components of amortization of deferred stock compensation:

	Year Ended December 31,
	2003	2004	2005
	(In thousands)
Research and development	$64	$2	$—
Sales and marketing	173	1	—
General and administrative	304	—	—
(3)	See Sirenza Notes to Consolidated Financial Statements.

RISK FACTORS

An investment in our common stock is risky. In addition to the other information contained in this prospectus supplement, the accompanying prospectus and in documents that we incorporate by reference, you should carefully consider the specific risks discussed below before making a decision about investing in our securities. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these risks occur, our business, financial condition and operating results could be materially and adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

Our recent acquisitions of Micro Linear and Premier Devices, Inc, or PDI, may not be successfully integrated or produce the results we anticipate.

In October 2006, we acquired Micro Linear, a fabless semiconductor company specializing in wireless integrated circuit solutions used in a variety of wireless products and headquartered in San Jose, California. In April 2006, we acquired PDI, the largest acquisition we have ever undertaken by many metrics, including the dollar value paid, the size, complexity, number of locations and geographic footprint of the operations to be integrated, and the number of employees joining us, which roughly tripled our employee base. PDI was also our first acquisition involving international operations, as most of PDI’s employees and manufacturing are based in Shanghai, China and Nuremberg, Germany. We expect that the integration of Micro Linear’s and PDI’s operations with our own will be a complex, time-consuming and costly process involving each of the typical acquisition risks discussed below in the risk factor entitled “We expect to make future acquisitions, which involve numerous risks.” We will also face, among others, the following related challenges and risks:

•	operating a much larger combined company with operations in China and Germany, where we have limited operational experience;

•	managing geographically dispersed personnel with diverse cultural backgrounds and organizational structures;

•

the greater cash management, exchange rate, legal and income taxation risks associated with the combined company’s new multinational character and the movement of cash between Sirenza and its domestic and foreign subsidiaries;

•	assessing and maintaining the combined company’s internal control over financial reporting and disclosure controls and procedures as required by U.S. securities laws;

•	potential incompatibility of business cultures and/or loss of key personnel;

•	increased professional advisor fees related to the new profile of the combined company;

•	the need to efficiently reduce the combined company’s public company, sales and marketing and general and administrative expenses without associated disruption of the combined business;

•

the possibility that we may incur unanticipated expenses in connection with these transactions or be required to expend material sums on potential contingent intellectual property, tax, environmental or other liabilities associated with these companies’ prior operations or facilities;

•	possible integration-related expenses, severance pay, and charges to earnings from the elimination of redundancies; and

•

increased difficulty in financial forecasting due to our limited familiarity with PDI’s and Micro Linear’s operations, customers and markets or their impact on the overall results of operations of the combined company.

Although the time required will vary with the particular circumstances of each business combination, and the allocation period in a business combination typically will not exceed one year from its consummation date, the costs and effects of the purchase accounting associated with these acquisitions also present challenges and risks. For example, on July 26, 2006 we issued a press release announcing our results for the second quarter of 2006, which included the impact of our preliminary allocation of the PDI purchase price. As a result of our continued efforts to identify and measure the fair value of the assets acquired and liabilities assumed in the allocation of the PDI purchase price, significant changes were made to various balance sheet items, in particular the recording of deferred tax liabilities of approximately $11.9 million and a corresponding increase to goodwill to reflect our then-current estimates of the fair value of assets acquired and liabilities assumed. As we continue to refine the allocation of the purchase price, additional changes to the current preliminary allocation may be required.

Failure to successfully address one or more of the above risks may result in unanticipated liabilities and cash outlays, lower than expected net revenue, losses from operations, failure to realize any of the expected benefits of the acquisitions, and related declines in our stock price.

The issuance of our common stock to Micro Linear stockholders in the merger and charges associated with the merger may have a negative impact on the earnings per share of the combined company.

Based on the increase in our number of common shares outstanding in connection with the merger, the anticipated purchase accounting charges related to the merger and the potential for additional costs associated with integrating the two companies, the merger may result in lower earnings per share than would have been earned by Sirenza in the absence of the merger. We expect that over time the merger will yield cost synergies and other benefits to the combined company such that the merger will ultimately be accretive to earnings per share. However, there can be no assurance that an increase in earnings per share will be achieved. In order to achieve increases in earnings per share as a result of the merger, management will, among other things, need to successfully manage the combined company’s operations, reduce operating expenses, increase revenues and compete effectively in its end-markets. Failure to achieve any of these objectives could cause our stock price to decline.

Our operating results will fluctuate and we may not meet quarterly or annual financial expectations, which could cause our stock price to decline.

Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future based upon a number of factors, many of which we have little or no control over. Factors that could cause operating results to fluctuate include:

•

the reduction, rescheduling or cancellation of orders by customers, whether as a result of a loss of market share by us or our customers, slowing demand for our products or our customers’ products, over-ordering of products or otherwise;

•	the gain or loss of a key customer or significant changes in the financial condition of one or more key customers;

•

fluctuations in manufacturing output, yields, quality control or other potential problems or delays we or our subcontractors may experience in the fabrication, assembly, testing or delivery of our products;

•

general economic growth or decline, or changing conditions in the commercial communications, consumer or aerospace and defense, which we refer to as A&D, industries generally or the market for products containing RF components specifically;

•

the market acceptance of our products and particularly the timing and success of new product and technology introductions by us (such as Micro Linear’s newer PHS products) or our customers or competitors;

•	the effects of changes in accounting standards, in particular the increased expense we expect to recognize related to equity awards in future periods based on our 2006 adoption of SFAS 123(R);

•	availability, quality and cost of wafers and other raw materials, equipment, components, semiconductor wafers and internal or outsourced manufacturing, packaging and test capacity;

•	seasonal and other changes in customer purchasing cycles and component inventory levels;

•	changes in selling prices for RF components due to competitive or currency exchange rate pressures;

•	amounts and timing of investments in R&D;

•	the costs and the effects of purchase accounting associated with acquisitions and the integration of acquired companies such as PDI or Micro Linear;

•	impairment charges associated with intangible assets, including goodwill, acquisition-related intangible assets and our investment in Global Communication Semiconductors, Inc., or GCS;

•

factors that could cause our reported domestic and foreign income taxes and income tax rate to increase, such as our ability to utilize net operating losses or tax credits in certain jurisdictions and the geographic distribution of our income, which may change from period to period; and

•	the effects of war, acts of terrorism or geopolitical unrest, such as disruption in general economic activity, and the effects on the economy and our business due to increasing oil prices.

The occurrence of these and other factors could cause us to fail to meet quarterly or annual financial expectations, which could cause our stock price to decline. For example, in the first quarter of 2005 and the fourth quarter of 2004, our financial results were below investment community expectations, in part due to rescheduling of customer orders, and our stock price subsequently declined. Also, in the fourth quarter of 2006, our financial results were below investment community expectations, due to reduced customer orders and higher than expected foreign income taxes and operating expenses, among other factors.

Our operating results may suffer if we are unable to accurately forecast demand for our products.

Our business is characterized by short-term orders and shipment schedules. Customer orders can typically be cancelled or rescheduled without significant penalty to the customer. Because we do not have substantial non-cancelable backlog, we typically plan production and inventory levels based on internal forecasts of customer demand, which can be highly unpredictable and can fluctuate substantially.

During periods of industry downturn such as we have experienced in the past, customer order lead times and the resulting order backlog typically shrink further, making it more difficult to forecast production levels, capacity and net revenues. We frequently find it difficult to accurately predict future demand in the markets we serve, which limits our ability to estimate requirements for production capacity. If we are unable to plan inventory and production levels effectively, our business, financial condition and results of operations could suffer.

From time to time, in response to anticipated long lead times to obtain inventory and materials from outside suppliers and foundries, we may order materials in advance of customer demand. This advance ordering has in the past and may in the future result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize, or other factors make our products less saleable.

In periods of high demand, customers often attempt to “pull-in” the proposed delivery dates of products they have previously ordered from us, which can also make it difficult to forecast production levels, capacity and net revenues. While we strive to meet our customers’ changing requirements, if we are unsuccessful in this regard these customers may shift future orders or market share to our competitors in response.

We depend on a relatively small number of customers for a significant portion of our net revenues. The loss of any of these customers could reduce our net revenues.

A relatively small number of customers account for a significant portion of our net revenues in any particular period. For example, in the third quarter of 2006, Motorola accounted for more than 10% of net revenues and our top ten customers accounted for approximately 70% of net revenues. We expect that our history of high customer concentration and attendant risk will continue in future periods. While we enter into long-term supply agreements with customers from time to time, these contracts typically do not require the customer to buy any minimum amount of our products, and orders are typically handled on a purchase order by purchase order basis. In addition, while PDI sells products to Motorola pursuant to a long-term supply agreement, the contract expires in May 2007, and we cannot assure you that sales to Motorola will not decline in subsequent periods or in any other period. The loss of Motorola, any of our other large original equipment manufacturer, or OEM, customers or any other significant customer could limit our ability to sustain and grow our net revenues. See “Recent Developments—Recent Financial Results.”

Our growth depends on the growth of the wireless and wireline communications infrastructure market. If this market does not grow, or if it grows at a slow rate, demand for our products may fail to grow or diminish.

Our growth will depend on the growth of the telecommunications industry in general and, in particular, the market for wireless and wireline infrastructure components. We cannot assure you that the market for these products will grow at all. If the market does not grow or experiences a downturn, our revenues may be materially reduced. In the past, there have been reductions throughout the worldwide telecommunications industry in component inventory levels and equipment production volumes, and delays in the build-out of new wireless and wireline infrastructure. These events have had an adverse effect on our results of operations and caused us, in the past, to lower previously announced expectations for financial results, which caused the market price of our common stock to decrease. The occurrence of the events described above could result in lower or erratic sales for our products and could harm our business, financial condition and results of operations. A substantial portion of our net revenues is currently derived from sales of components for wireless infrastructure applications. Our PDI segment also has a strong presence in the cable television infrastructure market. As a result, downturns in either the wireline or the wireless communications market, such as the significant downturn beginning in 2001, could harm our operating results and stock price. Similarly, sales of our products derived from the Micro Linear acquisition would be harmed in the event of any significant slowdown in the personal handyphone, digital cordless phone or computer networking equipment markets.

If the satellite radio market does not grow or grows at a slow rate, or if our relationship with Sirius weakens, our results of operations may suffer.

More than 10% of our net revenues in 2005 and in the first quarter of 2006 were derived from sales of antennae products to Sirius its suppliers or its contract manufacturers, or CMs. These antennae sales are dependant to a large degree on the continued growth of the aftermarket subscriber base for Sirius’ satellite radio service, which consists of customers who purchased the service after they purchased their car. We cannot assure you that the market for satellite radio will grow in the future, or that the Sirius subscriber base or the aftermarket segment thereof will increase. Further, we compete with a number of established producers of satellite radio antennae and related equipment for sales to Sirius in an increasingly price-competitive environment. While we are attempting to expand our satellite radio offerings beyond antennae products and to focus on the pursuit of potentially higher-margin opportunities in the satellite radio market, such as receiver ICs and amplifier modules, these opportunities tend to feature lower average selling prices than antennae products, and we cannot assure you that this transition will be successful. In the fourth quarter of 2006, we experienced softness in our broadband products business unit sales related to this transition. Sirius periodically introduces new products and new generations of existing products, and changes its price and technical requirements for satellite radio antennae and related products such as those we supply. We have not always been able to win a share of the market for such new products and new generations, and cannot assure you that we will continue to successfully compete to supply products to Sirius and its CMs on favorable terms, or at all. If the satellite radio market in general, or Sirius’ business in particular, does not grow or experiences a downturn, or if we fail to compete successfully for Sirius’ business at any point, our revenues may be reduced, and our stock price may decline.

Our gross margin will fluctuate from period to period, and such fluctuation could affect our financial performance, particularly earnings or loss per share, in turn potentially decreasing our stock price.

Numerous factors will cause our gross margin to fluctuate from period to period. For example, the gross margin on sales to large OEM customers have historically been lower than on sales through our distribution channel or sales to some of our smaller direct customers, primarily due to the bargaining power attendant with large OEM customers and their higher product volumes. If, as we expect, these large OEMs continue to account for a majority of our net revenues for the foreseeable future, the continuance of this trend will likely have a dilutive impact on gross margins in future periods. In addition, sales of our IC products have historically yielded a higher gross margin than our MCM products. Therefore, increased sales of MCM products in a given period will likely have a dilutive effect on gross margin. In addition, sales of certain of our broadband products, in particular satellite radio antennae, have historically had lower gross margins than sales of our wireless infrastructure products. Therefore, increased sales of satellite radio antenna products in a given period will likely have a dilutive effect on gross margin. In 2005, sales of antenna products increased significantly as a percentage of our total sales, which had a dilutive effect on gross margin. PDI’s gross margin in prior periods has generally been lower than Sirenza’s, and therefore increased sales of PDI segment products in a given period will likely have a dilutive effect on gross margin.

Other factors that could cause our gross margin to fluctuate include the features of the products we sell, the markets into which we sell our products, the level of integration of our products, the efficiency and effectiveness of our internal and outsourced raw material sourcing, manufacturing, packaging and test operations, product quality issues, provisions for excess inventories and sales of previously written-down inventories. As a result of these or other factors, we may be unable to maintain or increase our gross margin in future periods.

We have a history of significant operating losses. If we are unable to increase our gross profit sufficiently to offset operating expenses, we may be unable to maintain our profitability.

Although our income from operations approximated $7.4 million for 2006, $1.2 million for 2005 and $186,000 for 2004, we incurred significant losses from operations in each of the preceding two fiscal years. Losses from operations approximated $6.7 million in 2003 and $11.4 million in 2002. It is possible that we will not generate a sufficient level of gross profit to maintain our profitability.

Our gross profit depends on a number of factors, some of which are not entirely within our control, including:

•

changes in our product and segment mix, the markets in which our products are sold and the amount of engineered technical solutions provided, particularly in the relative mix of IC, satellite antennae and MCM products sold;

•	changes in the relative percentage of products sold through distributors as compared to direct sales;

•	the cost, quality and efficiency of internal and outsourced manufacturing, packaging and testing services used in producing our products; and

•	the cost, availability and reliability of raw materials and equipment used in producing our products.

As a result of these factors, we may be unable to maintain or increase gross profit in future periods. If we are unable to increase our gross profit sufficiently to offset our operating expenses, we may be unable to maintain our profitability.

Even if we do achieve significant gross profit from our product sales, our operating expenses may increase over the next several quarters, as we may, among other things:

•	expand our selling and marketing activities;

•	further build out PDI’s infrastructure, consolidate our manufacturing operations and otherwise integrate the PDI and Micro Linear acquisitions;

•

experience increases in general and administrative expense related to corporate governance and accounting rule pronouncements or potential or completed acquisitions, capital raising or other strategic transactions;

•	increase our research and development activities for both existing and new products and technologies, which may require high levels; and

•	increase our levels of engineering and product development expense over a sustained period while return on investment remains uncertain.

As a result, we cannot assure you that we will be able to achieve profitability in current or future periods.

Sales of our products have been affected by a pattern of product price decline, which can harm our business.

The market for our products is characterized by rapid technological change, evolving industry standards, product obsolescence, and significant price competition, and, as a result, is subject to regular decreases in product average selling prices over time. We are unable to predict future prices for our products, but expect that prices for products that we sell to our large wireless and wireline infrastructure OEM customers in particular, whom we expect to continue to account for a majority of our net revenues for the foreseeable future, will continue to be subject to downward pressure. These OEMs continue to require components from their suppliers, including us, to deliver improved performance at lower prices. We have also seen a similar pattern of price decline in our sales of satellite radio antennae and related products, and the products we have more recently acquired from PDI and Micro Linear are also subject to steady price pressure. Accordingly, our ability to maintain or increase net revenues will be dependent on our ability to increase unit sales volumes of existing products and to successfully develop, introduce and sell new products with higher prices into both the wireless infrastructure market and other markets. We are also making a significant effort to develop new sales channels and customer bases in which we hope price competition will not be as significant. We cannot assure you that we will be able to develop significant new customers with less price sensitivity, increase unit sales volumes of existing products, or develop, introduce or sell new products not affected by a pattern of steady average selling price declines.

We may incur additional costs and business disruption in transferring our manufacturing processes to new facilities.

As part of our ongoing strategy to maximize manufacturing and production efficiency, in 2007 we are transitioning most of our Broomfield, Colorado manufacturing operations to a new manufacturing facility in Shanghai, China, where we recently relocated our existing Shanghai manufacturing facility. As a result of these transitions, we will need to re-qualify the transitioned operations for ISO or other certifications and also may need to re-qualify our manufacturing processes or products with major customers. We expect to incur substantial capital expense and wind-down costs in connection with any of these transfers. We may not be able to accomplish the transition as scheduled or as planned, which could result in additional costs, business interruption or disruption, loss of customers, and fluctuations in our financial results. See “Recent Developments—Transition of Manufacturing Operations to Shanghai, China.”

Product quality, performance and reliability problems could disrupt our business and harm our financial condition and results of operations.

Our customers demand that our products meet stringent quality, reliability and performance standards. Despite standard testing performed by us, our suppliers and our customers, RF components such as those we produce may contain undetected defects or flaws that may only be discovered after commencement of commercial shipments. As a result, defects or failures have in the past, and may in the future, impact our product quality, performance and reliability, leading to:

•	lost net revenues and gross profit, and lower margins;

•	delays in, or cancellations or rescheduling of, orders or shipments;

•	loss of, or delays in, market acceptance of our products;

•	significant expenditures of capital and resources to resolve such problems;

•	other costs including inventory write-offs and costs associated with customer support;

•	product returns, discounts, credits issued, or cash payments to resolve such problems;

•	diversion of technical and other resources from our other development efforts;

•	warranty and product liability claims, lawsuits and liability for damages caused by such defects; and

•	loss of customers, or loss of credibility with our current and prospective customers.

Intense competition in our industry could prevent us from increasing net revenues and sustaining profitability.

The RF component industry is intensely competitive in each of the markets we serve. With respect to our amplifier products, we compete primarily with other suppliers of high-performance RF components used in the infrastructure of communications networks such as Avago Technologies Limited, Hittite Microwave Corporation, M/A-COM, a division of Tyco Electronics Corp., NEC Corporation and WJ Communications, Inc. With respect to our satellite antenna sales, we compete with other manufacturers of satellite antennae and related equipment, including RecepTec, LLC and Wistron NeWeb Corp. For our newer broadband products, we expect our most significant competitors will include Maxim Integrated Products, Microtune, Inc. and STMicroeletronics. With respect to our signal source products, our primary competitors are Alps Electric Co., Ltd., M/A-COM and Mini-circuits. With respect to our A&D products, our primary competitors are Hittite, M/A-COM, Spectrum Control, Inc. and Teledyne Technologies Incorporated. The PDI segment’s cable television, or CATV products primarily compete with those of Anadigics, Inc., Philips Electronics and RFHIC Company, and our wireless infrastructure products primarily compete with WJ Communications, M/A-COM, Mini-circuits and TRAK Microwave Corporation. We expect that the principal competitors for the products we have acquired from Micro Linear will include Sitel, Infineon, Philips, DSP Group, Atheros, Texas Instruments (Chipcon), Nordic, GCT, Airoha and Atmel. We also compete in a sense with our own large communications OEM customers, who often have a choice as to whether they design and manufacture RF components and subsystems internally for their own consumption or purchase them from third-party providers such as us. Competition in each of these markets is typically based on a combination of price, performance, product quality and reliability, customer support and the ability of each supplier to meet production deadlines and provide a steady source of supply. Market share at our large OEM customers in particular tends to fluctuate from year to year based not only on our relative success compared to our competitors in finding the right balance of these factors, but also based on changes in the willingness of customers to have only one source of supply. For example, we may have a 100% share of the supply of a particular product to a customer one year and only 50% the next based on the customer deciding to employ a second source for risk management or other reasons not related to our performance as a supplier.

We expect continuing competition both from existing competitors and from a number of companies that may enter the RF component market, and we may see future competition from companies that may offer new or emerging technologies. In addition, we expect that future competition will come from component suppliers based in countries with lower production costs, or IC manufacturers as they add additional integrated functionality at the chip level that could supplant our products. Many of our current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than we do. As a result, prospective customers may decide not to buy from us due to their concerns about our size, financial stability or ability to interact with their logistics systems. Our failure to successfully compete in our markets would harm our business, financial condition and results of operations.

We expect to make future acquisitions, which involve numerous risks.

We have in the past made, and will continue to evaluate potential acquisitions of, and investments in, complementary businesses, technologies, services or products, and expect to pursue such acquisitions and investments if appropriate opportunities arise. However, we may not be able to identify suitable acquisition or investment candidates in the future, or if we do identify suitable candidates, we may not be able to make such acquisitions or investments on commercially acceptable terms, or at all. In the event we pursue acquisitions, we will face numerous risks including:

•	difficulties in integrating the personnel, operations, technology or products and service offerings of the acquired company;

•	diversion of management’s attention from normal daily operations of our business;

•	difficulties in entering markets where competitors have stronger market positions;

•	difficulties in managing and integrating operations in geographically dispersed locations;

•

difficulties in improving the internal controls, disclosure controls and procedures and financial reporting capabilities of any acquired operations, particularly foreign and formerly private operations, as needed to meet the high standards U.S. public companies are held to in this regard;

•	the loss of any key personnel of the acquired company as well as their know-how, relationships and expertise;

•	maintaining customer, supplier or other favorable business relationships of acquired operations;

•	insufficient net revenues to offset increased expenses associated with any abandoned or completed acquisitions; and

•	additional expense associated with amortization or depreciation of acquired tangible and intangible assets.

Even if a proposed acquisition or alliance is successfully realized and integrated, we may not receive the expected benefits or synergies of the transaction. Past transactions have resulted, and future transactions may result, in significant costs and expenses and charges to earnings. The accounting treatment for any acquisition may result in significant amortizable intangible assets, which when amortized, will negatively affect our consolidated results of operations. The accounting treatment for any acquisition may result in significant goodwill, which, if impaired, will negatively affect our consolidated results of operations. The accounting treatment for any acquisition may also result in significant in-process research and development charges, which will negatively affect our consolidated results of operations in the period in which an acquisition is consummated. In addition, any completed, pending or future transactions may result in unanticipated expenses or tax or other liabilities associated with the acquired assets or businesses. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The incurrence of indebtedness could limit our operating flexibility and be detrimental to our results of operations, and the issuance of equity securities could be dilutive to our existing stockholders. Any or all of the above factors may differ from the investment community’s expectations in a given quarter, which could negatively affect our stock price.

We may experience difficulties in managing any future growth.

Our ability to successfully do business in a rapidly evolving market requires us to effectively plan and manage any current and future growth. Our ability to manage future growth will be dependent in large part on a number of factors, including:

•	maintaining access to sufficient manufacturing capacity to meet customer demands;

•	arranging for sufficient supply of key components to avoid shortages of components that are critical to our products;

•	building out our administrative infrastructure at the proper pace to support any current and future sales growth while maintaining operating efficiency;

•	adhering to our high quality and process execution standards, particularly as we hire and train new employees and during periods of high volume;

•	managing the various components of our working capital effectively in periods where cash on hand is limited;

•	upgrading our operational and financial systems, procedures and controls, including improvement of our accounting and internal management systems; and

•	maintaining high levels of customer satisfaction.

If we are unable to effectively manage any future growth, our operations may be impacted and we may experience delays in delivering products to our customers. Any such delays could affect such customers’ ability to deliver products in accordance with their planned manufacturing schedules, which could adversely affect customer relationships. We may also be required to build additional component inventory in order to offset expected future component shortages. If we do not manage any future growth properly, our business, financial condition and results of operations could suffer.

If we lose our key personnel or are unable to attract and retain key personnel, we may be unable to pursue business opportunities or develop our products.

We believe that our future success will depend in large part upon our continued ability to recruit, hire, retain and motivate highly skilled technical, marketing, administrative and managerial personnel. Competition for these employees is significant. Our failure to retain our present employees and hire additional qualified personnel in a timely manner and on reasonable terms could harm our business, financial condition and results of operations. In addition, from time to time we may recruit and hire employees from our customers, suppliers and distributors, which could damage our business relationship with these parties. Our success also depends on the continuing contributions of our senior management and technical personnel, all of whom would be difficult to replace. The loss of key personnel could adversely affect our ability to execute our business strategy, which could harm our business, financial condition and results of operations. We may not be successful in retaining these key personnel.

Our reliance on foreign suppliers and manufacturers and our acquisition of PDI exposes us to the economic and political risks of the countries in which they are located.

Independent third parties in other countries, primarily in Thailand, Malaysia, South Korea, Taiwan and the Philippines, package substantially all of our semiconductor products. In addition, all of our satellite antenna manufacturing is outsourced to a subcontractor in the Philippines, and we obtain some of our semiconductor wafers from one supplier located in Germany. Due to our reliance on foreign suppliers and packagers, we are subject to the risks of conducting business outside the United States. Our sizeable manufacturing operations in China and Germany subject us to similar risks. These risks include:

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	shipment delays, including delays resulting from difficulty in obtaining export licenses;

•	tariffs and other trade barriers and restrictions;

•	political, social and economic instability; and

•	potential hostilities and changes in diplomatic and trade relationships.

The Chinese legal system lacks transparency in certain respects relative to that of the United States, which gives the Chinese central and local government authorities a higher degree of control over business in China than is customary in the United States and makes the process of obtaining necessary regulatory approval in China inherently somewhat more unpredictable. Although the Chinese government has been pursuing economic reform and a policy of welcoming foreign investments, it is possible that the Chinese government will change its current policies in the future, making continued business operations in China more difficult or unprofitable. In addition, the protection accorded our proprietary technology and know-how under both the Chinese and German legal systems is not as strong as in the United States and, as a result, we may lose valuable trade secrets and competitive advantage. Manufacturing our products and using CMs and other suppliers throughout the Asia region exposes our business to the risk that our proprietary technology and ownership rights may not be protected or enforced to the extent that they may be in the United States. The cost of doing business in Germany can also be higher than in the U.S. due to German legal requirements regarding employee benefits and employer-employee relations, in particular.

In addition, we currently transact business with many of our foreign suppliers and packagers in U.S. dollars. Consequently, if the currencies of our suppliers’ countries were to increase in value against the U.S. dollar, our suppliers may attempt to raise the cost of our semiconductor wafers, packaging materials and services, and other materials, which could harm our business, financial condition and results of operations. The acquisition of PDI has materially increased our risks from conducting business outside the U.S., both due to its substantial operations in China and Germany, and its higher proportion of sales and expenses denominated in foreign currency, which has increased our exposure to the risk of exchange rate fluctuations.

Failure to maintain effective internal control over financial reporting could adversely affect our business and the market price of our stock.

Pursuant to rules adopted by the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002, we are required to assess the effectiveness of our internal controls over financial reporting and provide a management report on our internal controls over financial reporting in all annual reports. While we currently believe our internal controls over financial reporting are effective, we are required to comply with Section 404 on an annual basis. If, in the future, we identify one or more material weaknesses in our internal controls over financial reporting during this continuous evaluation process, our management will be unable to assert such internal controls are effective. Although we currently anticipate being able to continue to satisfy the requirements of Section 404 in a timely fashion, we cannot be certain as to the timing of completion for our future evaluation, testing and any required remediation. If we are unable to assert that our internal controls over financial reporting are effective in the future, or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our business and the market price of our common stock.

We expect accounting standards related to equity compensation will adversely affect our earnings and could have other adverse impacts.

We have historically used stock options and other equity awards as a basic component of our employee compensation packages. We believe that our employee equity plans are an essential tool to link the long-term interests of our stockholders and employees, especially executive management, and serve to motivate our employees to make decisions that will, in the long run, give the best returns to our stockholders. The Financial Accounting Standards Board has announced changes to accounting principles generally accepted in the United States that require us to record a charge to earnings for employee stock option grants and other equity awards for all periods after January 1, 2006. The adoption of this standard significantly reduced our net income and earnings per share in 2006, and we expect that this trend will continue in future periods. Lower earnings may cause our stock price to fall and may affect our ability to raise capital on acceptable terms. The new accounting standards will reduce our net income, make it more expensive for us to grant stock options and other equity awards to employees in the future, and may cause us to increase our use of other equity incentives, or other forms of compensation, to adequately motivate and retain our employees. These efforts may be viewed as dilutive to our stockholders or may increase our compensation costs, and if such efforts are unsuccessful, we may have difficulty attracting, retaining and motivating employees.

Our strategic investment in GCS, a privately held semiconductor foundry, could be further impaired or never redeemed, which could harm our results of operations.

In the first quarter of 2002, we invested $7.5 million in GCS, a privately held semiconductor foundry. We regularly evaluate our investment in GCS to determine if an other-than-temporary decline in value has occurred. Factors that may cause an other-than-temporary decline in the value of the investment in GCS would include, but not be limited to, a degradation of the general business environment in which GCS operates, the failure of GCS to achieve certain performance milestones, a series of operating losses in excess of GCS’ business plan, the inability of GCS to continue as a going concern or a reduced valuation as determined by a new financing event. If we determine that an other-than-temporary decline in value has occurred, we will write down our investment in GCS to our estimated fair value. Such a write-down could harm our consolidated results of operations in the period in which it occurs. For example, in the third quarter of 2006 we wrote down the value of our investment in GCS by approximately $2.9 million after determining that GCS had experienced an other-than-temporary decline in value.

The ultimate realization of our investment in GCS will be dependent on the occurrence of a liquidity event for GCS, or our ability to sell our GCS shares, for which there is no public market. The likelihood of any of these events occurring will depend on, among other things, market conditions surrounding the wireless communications industry and the related semiconductor foundry industry, as well as the public markets’ receptivity to liquidity events such as initial public offerings or merger and acquisition activities.

If we fail to successfully introduce new products in a timely and cost-effective manner, our ability to sustain and increase our net revenues could suffer.

The markets for our products are characterized by new product introductions, evolving industry standards and changes in manufacturing technologies. Because of this, our future success will in large part depend on our ability to:

•	continue to introduce new products in a timely fashion;

•	gain market acceptance of our products;

•	improve our existing products to meet customer requirements;

•	adapt our products to support established and emerging industry standards;

•	adapt our products to support evolving wireless and wireline equipment architectures; and

•	access new process and product technologies.

We estimate that the development cycles of some of our products from concept to production could last more than 12 months. We have in the past experienced delays in the release of new products and an inability to successfully translate new product concepts to production in time to meet market demands or at all. The second-generation PHS products we recently acquired from Micro Linear have also experienced a longer than expected sales cycle, after the first generation of such products achieved only limited customer acceptance. In addition, the networking products acquired from Micro Linear are reaching maturity, and revenue from this product line is expected to decline in future periods, which increases the importance of new product introductions. We may not be able to introduce new products in a timely and cost-effective manner, which would impair our ability to sustain and increase our net revenues.

Our efforts to diversify our product portfolio and expand into new markets have attendant execution risk.

While historically we have derived most of our net revenues from the sale of products to the mobile wireless infrastructure market, one of our corporate strategies involves leveraging our core strengths in high-performance RF component design, modular design process technology and wireless systems application knowledge to expand into new markets which have similar product performance requirements, such as the HDTV light source, broadband wireless access, Voice over Internet Protocol, or VoIP, cable, satellite radio, personal handyphone and digital cordless telephone, and RFID markets. We do not have a long history in many of these markets or in consumer-oriented markets generally, and our lack of market knowledge relative to other participants in such markets may prevent us from competing effectively in them. It is possible that our competitive strengths will not translate effectively into these markets, or that these markets will not develop at the rates we anticipate. Any of these events could negatively affect our future operating results.

Our reliance on third-party wafer fabs to manufacture our semiconductor wafers may reduce our ability to fill orders and limit our ability to assure product quality and to control costs.

We do not own or operate a semiconductor fabrication facility, or fab. We currently rely on a number of third-party wafer fabs to manufacture our semiconductor wafers. These fabs include RF Micro Devices, or RFMD, for GaAs devices, Atmel for SiGe devices, TriQuint Semiconductors for our discrete devices, GCS for our indium gallium phosphide, or InGaP, devices, TSMC and Chartered Semiconductor for CMOS devices, IBM and Jazz Semiconductor for SiGe BiCMOS devices and an Asian foundry that supplies us with lateral diffused metal oxide semiconductor, or LDMOS, devices.

The loss of one of our third-party wafer fabs, or any reduction of capacity, manufacturing disruption, or delay or reduction in wafer supply, would negatively impact our ability to fulfill customer orders, perhaps materially, and has in the past and could in the future damage our relationships with our customers, either of which could significantly harm our business and operating results.

Some of these relationships are handled on a purchase order by purchase order basis while others are conducted pursuant to longer-term purchase agreements. Some of our longer-term contracts feature “last-time buy,” or LTB, arrangements. An LTB arrangement typically provides that, if the vendor decides to obsolete or materially change the process by which our products are made, we will be given prior notice and opportunity to make a last purchase of wafers in volume. While the goal of the LTB arrangement is to allow us a sufficient supply of wafers in such instances to either meet our future needs or give us time to transition our products to, and qualify, another supply source, we cannot assure you that the volume of wafers provided for under any LTB arrangement will adequately meet our future requirements.

Northrop Grumman, or NG (formerly TRW, Inc.), has discontinued the operation of the fabrication line on which our GaAs products have historically been made, and we made a last-time buy of wafers in connection with the line shutdown. We believe that through a combination of our current inventory and our efforts to transition customers to products using semiconductors produced by our other foundry partners, we will have a sufficient wafer supply to meet our currently anticipated customer needs. However, there can be no assurance that sufficient supplies of such wafers will become available to us, or that our transitioning efforts will be successful and will not result in lost market share.

Each of our foundries are our sole supplier for parts in the particular fabrication technology manufactured at their facility. GCS is a private company with limited capital resources and operating history. Because there are limited numbers of third-party wafer fabs that use the process technologies we select for our products and that have sufficient capacity to meet our needs, it would be difficult to find an alternative source of supply. Even if we were able to find an alternative source, using alternative or additional third-party wafer fabs would require an extensive qualification process that could prevent or delay product shipments, which could harm our business, financial condition and results of operations.

Our reliance on these third-party wafer fabs involves several additional risks, including reduced control over the manufacturing costs, delivery times, reliability and quality of our components produced from these wafers. The fabrication of semiconductor wafers is a highly complex and precise process. We expect that our customers will continue to establish demanding specifications for quality, performance and reliability that must be met by our products. Our third-party wafer fabs may not be able to achieve and maintain acceptable production yields in the future. To the extent our third-party wafer fabs suffer failures or defects, we have in the past and could in the future experience warranty and product liability claims, lost net revenues, increased costs, or delays in, cancellations or rescheduling of orders or shipments, any of which could harm our business, financial condition and results of operations.

In the past, we have at times experienced delays in product shipments, quality issues and poor manufacturing yields from our third-party wafer fabs, which in turn delayed product shipments to our customers or resulted in product returns and related expense, higher costs of production and lower gross margins. We may in the future experience similar delays or other problems, such as inadequate wafer supply.

Our reliance on subcontractors to package our products could cause a delay in our ability to fulfill orders or could increase our cost of revenues.

We do not package the RF semiconductor components that we sell but rather rely on subcontractors to package our products. Packaging is the procedure of electrically bonding and encapsulating the IC into its final protective plastic or ceramic casing. We provide the wafers containing the ICs to third-party packagers. We typically rely on a small number of packagers, and do not have long-term contracts with our third-party packagers stipulating fixed prices or packaging volumes. The fragile nature of the semiconductor wafers that we use in our components requires sophisticated packaging techniques and has in the past resulted in low packaging yields. If our packaging subcontractors fail to achieve and maintain acceptable production yields in the future, we could experience increased costs, including warranty and product liability expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, product returns or discounts, reduced margins and lower net revenues.

We may not be able to outsource the manufacture and test of our products on favorable terms, or at all, and even successful outsourcing creates risk due to our resulting reliance on vendors.

We currently outsource a portion of our product manufacturing and testing function, and may do so again where economically advantageous for both the vendor and us. For example, we rely on one manufacturing partner to produce all of our satellite radio antenna products and a significant majority of our broadband products. However, we may be unable to successfully outsource additional manufacturing and testing in the near term, or at all. The selection and ultimate qualification of subcontractors to manufacture and test our products could be costly and increase our cost of revenues. In addition, we do not know if we will be able to negotiate long-term contracts with subcontractors to manufacture and test our products at acceptable prices or volumes. Further, outsourcing the manufacture of a substantial amount of our products may result in underutilization of our existing manufacturing facilities, which could in turn result in a higher cost structure and lower gross margins than if we did not outsource these functions.

Even if we find suitable vendors for an outsourced manufacture or test relationship, creation of such arrangements carries risks since we have to rely on the vendor to provide an uninterrupted source of high quality product. Because our customers have high quality and reliability standards and our components require sophisticated testing techniques, we have had problems in the past and may have difficulty in the future in obtaining sufficiently high quality or timely manufacture and testing of our products. Whenever a subcontractor is not successful in adopting such techniques, we may experience increased costs, including warranty and product liability expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, damage to customer relationships, delayed qualification of new products with our customers, product returns or discounts and lost net revenues, any of which could harm our business, financial condition and results of operations.

A substantial portion of our products are sold to international customers, which exposes us to numerous risks.

A substantial portion of our direct sales and sales through our distributors are to foreign purchasers, particularly in China, Korea, Singapore, the Philippines, Finland, Germany and Sweden. International sales approximated 59% of net revenues in the third quarter of 2006, the majority of which was attributable to CMs and OEMs located in Asia. Demand for our products in foreign markets could decrease, which could harm our business, financial condition and results of operations. Moreover, sales to international customers may be subject to numerous risks, including:

•	changes in trade policy and regulatory requirements;

•	duties, tariffs and other trade barriers and restrictions;

•	timing and availability of export licenses;

•	delays in placing orders;

•	difficulties in managing distributors’ sales to foreign countries;

•	the complexity and necessity of using foreign representatives;

•	compliance with a variety of foreign and U.S. laws affecting activities abroad;

•	potentially adverse tax consequences;

•	trade disputes; and

•	political, social and economic instability.

We are also subject to risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries.

Because most sales of Sirenza products have historically been denominated in United States dollars, increases in the value of the United States dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading customers to order fewer products, thereby reducing our sales and profitability in that country. Some of our customer purchase orders and agreements are governed by foreign laws, which may differ significantly from United States laws; therefore, we may be limited in our ability to enforce our rights under such agreements and to collect damages, if awarded.

Sources for certain components and materials are limited, which could result in delays or reductions in product shipments.

The commercial communications industry from time to time is affected by limited supplies of certain key components and materials. For example, we rely on Analog Devices for the integrated circuits, or ICs, utilized in the manufacture of our phase-locked loop, or PLL, products, and also rely on limited sources for certain packaging materials. If we, or our packaging subcontractors, are unable to obtain these or other materials in the required quantity and quality, we could experience delays or reductions in product shipments, which would reduce our profitability. Temporary shortages have arisen in the past and may arise in the future. If key components or materials are unavailable, while we would hope to be able to remedy the situation through cooperation with the suppliers, locating alternate sources of supply or otherwise, our costs could increase and net revenues could decline.

Our products could infringe the intellectual property rights of others, and resulting claims against us could be costly and require us to enter into disadvantageous license or royalty arrangements.

Our industry is characterized by the existence of a large number of patents and litigation based on allegations of patent infringement and the violation of intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, we have in the past and may in the future be subject to legal proceedings and claims for alleged infringement by us or our licensees of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. In addition, our sales agreements often contain intellectual property indemnities, such as patent and copyright indemnities, and our customers may assert claims against us for indemnification if they receive claims alleging that their products infringe others’ intellectual property rights.

Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in costly litigation, divert management’s attention and resources, or require us to enter into royalty or license agreements which are not advantageous to us or pay material amounts of damages. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from selling our products. We may increasingly be subject to infringement claims as the number of our products grows and as we move into new markets, and in particular in consumer markets where there are many entrenched competitors and we are less familiar with the competitive landscape and prior art.

Recent changes in environmental laws and regulations applicable to manufacturers of electrical and electronic equipment have required us to redesign some of our products, and may increase our costs and expose us to liability.

The implementation of new technological or legal requirements, such as recycling requirements and lead-free initiatives, has impacted our products and manufacturing processes, and could affect the timing of product introductions, the cost and commercial success of our products and our overall profitability. For example, a directive in the European Union banned the use of lead, other heavy metals and certain flame retardants in electrical and electronic equipment beginning in 2006. As a result, in advance of this deadline, many of our customers changed their equipment specifications to use only components that do not contain these banned substances and indicated that they would no longer design in non-compliant components. Because many of our IC products utilize a tin-lead alloy as a soldering material in the manufacturing process, our MCM products contain circuit boards plated with a tin-lead surface and certain molded active components in our MCM products are molded with a banned substance, we either have already or may need to in the future redesign our products and obtain compliant raw materials from our suppliers to respond to the new legislation and to meet customer demand. Although we began this process in the first quarter of 2004 and have released many compliant products to date, we have products that remain non-compliant. Due to the limited geographic coverage of the regulations and our worldwide customer base, the different rates at which various customers are requiring compliant components, and the fact that some components containing banned substances remain exempt from the regulations for particular customer applications, we are not stopping all production of parts containing banned substances on a particular scheduled date, but are making the move gradually as customer demand dictates. We anticipate selling such products for some time. We may be left with excess inventory of certain leaded parts if customers for those parts move to lead-free only consumption without giving us sufficient notice. In addition, our industry has no long-term data to assess the effectiveness, shelf-life, moisture sensitivity, and thermal tolerance of alternative materials, so we may experience product quality and performance issues as we transition our products to such materials.

Further, for our MCM products, we rely on third party suppliers, over which we have little or no control, to provide certain of the components needed for our products to meet applicable standards. In addition, this redesign is resulting in increased research and development and manufacturing and quality control costs. If we are unable to redesign existing products and introduce new products to meet the standards set by environmental regulation and our customers, sales of our products could decline, which could harm our business, financial condition and results of operations. Failure to comply with any applicable environmental regulations could result in a range of consequences, including loss of sales, fines, suspension of production, excess inventory, and criminal and civil liabilities.

Another recent directive in the European Union imposes a “take-back” obligation on manufacturers of electrical and electronic equipment. This obligation requires manufacturers of electrical or electronic equipment to finance the collection, recovery and disposal of the electrical or electronic equipment that they produce. At this time, we are not aware of adopted legislation implementing this directive and the methods by which our industry will attempt to comply with these take-back obligations have not been fully developed. We may have take-back obligations, and even if the specific implementing legislation eventually adopted does not directly apply to us or our products and solutions, our customers could potentially shift some of their costs to us through contractual provisions. We are unable to assess the impact of this proposed legislation at this time but it could result in increased costs to us, which could harm our business, financial condition and results of operations.

Environmental regulations could subject us to substantial costs or fines, or require us to suspend production, alter manufacturing processes or cease operations at one or more sites.

The manufacture, assembly and testing of our products requires the use of hazardous materials that are subject to a broad array of environmental, health and safety laws and regulations governing the use, transportation, emission, discharge, storage, recycling or disposal of such materials. Failure to comply with any such laws or regulations could result in fines, suspension of production, alteration of fabrication and assembly processes, curtailment of operations or sales, requirements to remediate land, air or groundwater and other legal liability. Some domestic and foreign environmental regulations allow regulating authorities to impose cleanup liability on a company that leases or otherwise becomes associated with a contaminated site even though that company had nothing to do with the acts that gave rise to the contamination. Accordingly, even if our operations are conducted in accordance with these laws, we may incur environmental liability based on the actions of prior owners, lessees or neighbors of sites we lease now or in the future, or sites we become associated with due to acquisitions. For example, PDI’s manufacturing site in Nuremberg, Germany occupies a small portion of a large parcel formerly occupied by Alcatel and other manufacturers dating back to the early 1900s. Chlorinated solvent and heavy metal contamination in air, soil and groundwater were identified on the former Alcatel site in the late 1980s, and pump-and-treat remediation systems have been implemented on portions of the site. While we do not believe that this contamination resulted from the operation of PDI’s business, that any additional remediation is required on the PDI site or that we or PDI have any material related liability, we cannot assure you that such liability will not arise in the future.

We have a material amount of goodwill and long-lived assets, including finite-lived acquired intangible assets, which, if impaired, could harm our results of operations.

We have a material amount of goodwill, which is the amount by which the cost of an acquisition accounted for using the purchase method exceeds the fair value of the net assets acquired. Goodwill is subject to a periodic impairment evaluation based on the fair value of the reporting unit. We also have a material amount of long-lived assets, including finite-lived acquired intangible assets recorded on our balance sheet. These assets are evaluated for impairment annually or whenever events or changes in circumstances indicate the carrying value of the related assets may not be recoverable. Any impairment of our goodwill or long-lived assets, including finite-lived acquired intangible assets, could harm our business, financial condition and results of operations.

The outcome of litigation in which we have been named as a defendant is unpredictable and an adverse decision in any such matter could harm our business, financial position and results of operations.

We are a defendant in litigation matters that are described in our annual and quarterly reports on Form 10-K and Form 10-Q incorporated by reference in this prospectus supplement and the accompanying prospectus. These claims may divert financial and management resources that would otherwise be used to benefit our operations. Although we believe that we have meritorious defenses to the claims made in the litigation matters to which we have been named a party and intend to contest each lawsuit vigorously, we cannot assure you that the results of these matters will be favorable to us. An adverse resolution of any of these lawsuits, including the results of any amicable settlement, could harm our business, financial condition and results of operations.

The timing of the adoption of industry standards may negatively impact widespread market acceptance of our products.

The markets in which we and our customers compete are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. If technologies or standards supported by us or our customers’ products, such as 2.5G and 3G, fail to gain widespread commercial acceptance, our business may be significantly impacted. For example, the worldwide installation of 2.5G and 3G equipment has occurred at a much slower rate than we initially expected. In addition, while historically the demand for wireless and wireline communications has exerted pressure on standards bodies worldwide to adopt new standards for these products, such adoption generally only occurs following extensive investigation of, and deliberation over, competing technologies. The delays inherent in the standards approval process have in the past and may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers. If further delays in adoption of industry standards were to occur in China, the United States or other countries where our products are frequently used, it could result in lower sales of our products and worse than expected results of operations in one or more periods.

Our limited ability to protect our proprietary information and technology may adversely affect our ability to compete.

Our future success and ability to compete is dependent in part upon our proprietary information and technology. Although we have patented technology and patent applications pending, we primarily rely on a combination of contractual rights and copyright, trademark and trade secret laws and practices to establish and protect our proprietary technology. We generally enter into confidentiality agreements with our employees, consultants, resellers, wafer suppliers, vendors, customers and potential customers, and limit the disclosure and use of our proprietary information. The steps taken by us in this regard may not be adequate to prevent misappropriation of our technology. Additionally, our competitors may independently develop technologies that are substantially equivalent or superior to our technology.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. Our ability to enforce our patents, copyrights, software licenses and other intellectual property is limited by our financial resources and is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. If we seek to enforce our rights, we may be subject to claims that the intellectual property right is invalid, is otherwise not enforceable or is licensed to the party against whom it is asserting a claim. In addition, our assertion of intellectual property rights could result in the other party seeking to assert alleged intellectual property rights of its own against us.

Risks Relating to this Offering

Our common stock price may be extremely volatile, and the value of your investment may decline.

Our common stock price has been highly volatile since our initial public offering. We expect that this volatility will continue in the future due to factors such as:

•	general market and economic conditions;

•	actual or anticipated variations in operating results;

•	announcements of technological innovations, new products or new services by us or by our competitors or customers;

•	changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	announcements by our customers regarding end market conditions and the status of existing and future infrastructure network deployments;

•	additions or departures of key personnel; and

•	future equity or debt offerings or our announcements of these offerings.

In addition, in recent years, the stock market in general, and the Nasdaq Global Market and the securities of technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations have in the past and may in the future materially and adversely affect our stock price, regardless of our operating results. In the event our stock price declines, you may be unable to sell your shares at or above the public offering price.

Our stock price may decline if additional shares are sold in the market after the offering.

Future sales of substantial amounts of shares of our common stock by our existing stockholders in the public market, or the perception that these sales could occur, may cause the market price of our common stock to decline. In addition, we may be required to issue additional shares upon exercise of previously granted options that are currently outstanding. Increased sales of our common stock in the market after exercise of currently outstanding options could exert significant downward pressure on our stock price. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is quoted on the Nasdaq Global Market under the symbol “SMDI”. The following table sets forth, for the periods indicated, the range of high and low closing sales prices of our common stock as reported on the Nasdaq Global Market.

Year Ending December 31, 2007:	High	Low
First quarter (through February 14, 2007)	$8.10	$6.62

Year Ending December 31, 2006:	High	Low
First quarter	$9.45	$4.68
Second quarter	13.23	8.86
Third quarter	13.52	7.44
Fourth quarter	9.24	7.00

Year Ending December 31, 2005:	High	Low
First quarter	$6.24	$3.17
Second quarter	3.76	2.28
Third quarter	4.00	3.01
Fourth quarter	4.79	2.88

Year Ending December 31, 2004:	High	Low
First quarter	$7.42	$4.08
Second quarter	5.40	3.73
Third quarter	4.91	3.87
Fourth quarter	6.62	4.40

On February 14, 2007, the closing price of our common stock on the Nasdaq Global Market was $7.52 per share. As of January 29, 2007, we had approximately 1,430 stockholders of record of our common stock.

DIVIDEND POLICY

We have not declared any dividends on our common stock during the last six fiscal years or during the current year. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend upon our financial condition, operating results, capital requirements and other factors the board of directors deems relevant.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus supplement, our authorized capital stock consists of 205,000,000 shares. Those shares consist of 200,000,000 shares designated as common stock, $0.001 par value, and 5,000,000 shares designated as preferred stock, $0.001 par value. The only equity securities currently outstanding are shares of common stock. As of December 31, 2006, there were approximately 51,281,641 shares of common stock issued and outstanding.

The following description summarizes the material terms of our capital stock. This summary is, however, subject to the provisions of our restated certificate of incorporation and any applicable certificate of designations for a series of preferred stock, and by the provisions of applicable law.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. Holders of common stock are entitled to receive dividends declared by the board of directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, we are not paying dividends.

Our common stock is listed on The Nasdaq Global Market under the symbol “SMDI.” The transfer agent and registrar for our common stock is Mellon Investor Services. Mellon’s address is 480 Washington Blvd., 27th Floor, Jersey City, New Jersey 07310 and its telephone number is (201) 296-4000.

All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Pursuant to our restated certificate of incorporation, our board of directors has the authority, without further approval by the stockholders, to designate and issue up 5,000,000 shares of preferred stock in one or more series. Sirenza’s board of directors may designate the powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Thus, without stockholder approval, our board of directors could authorize the issuance of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of holders of our common stock, and may have the effect of decreasing the market price of the common stock.

Anti-takeover Effects of Provisions of Our Certificate of Incorporation, Bylaws and of Delaware Law

Charter Documents

Provisions of our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Sirenza. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Sirenza to first negotiate with our management. These provisions could limit the price investors might be willing to pay in the future for our securities and could have the effect of delaying or preventing a change in control. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals because, among other things, negotiation will result in an improvement of their terms. These provisions include:

•	division of the board of directors into three separate classes;

•	elimination of cumulative voting in the election of directors;

•	prohibitions on our stockholders from acting by written consent and calling special meetings;

•	procedures for advance notification of stockholder nominations and proposals; and

•	the ability of the board of directors to alter our bylaws without stockholder approval.

In addition, subject to limitations prescribed by law, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of Sirenza’s outstanding voting stock.

Delaware General Corporation Law Section 203

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” transaction with an “interested stockholder” for a period of three years after the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner, as described below.

The Section 203 restrictions do not apply if:

(1) the business combination or transaction is approved by our board of directors before the date the interested stockholder obtained such status;

(2) upon consummation of the transaction which resulted in the stockholder obtaining such status, the stockholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors (the “voting stock”) that are outstanding at the time the transaction commenced. The 85% calculation does not include those shares:

•	owned by directors who are also officers of the target corporation; or

•	held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer; or

(3) if on or after the date the interested stockholder obtained such status, the business combination is approved by our board of directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to Sirenza. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

SELLING STOCKHOLDERS

A total of 7,000,000 shares of our common stock are being offered for sale by the selling stockholders listed below. The following table provides information about the selling stockholders, including:

•	the number and percentage of outstanding shares beneficially owned by each selling stockholder as of December 31, 2006;

•	the number of shares offered by each selling stockholder for sale by this prospectus supplement; and

•	the number and percentage of outstanding shares each selling stockholder will beneficially own after the offering.

The percentage of outstanding shares beneficially owned before the offering is based on 51,281,641 shares of common stock outstanding as of December 31, 2006. The number and percentage of outstanding shares beneficially owned after the offering assumes that (i) all of the shares of our common stock being offered by the selling stockholders are sold and (ii) no additional shares of our common stock are purchased by the selling stockholders prior to the completion of the offering.

	Shares of Sirenza common stock beneficially owned prior to the offering		Number of shares of Sirenza common stock being offered	Shares of Sirenza common stock beneficially owned after the offering
	Number	Percent		Number	Percent
Phillip Chuanze Liao (1)(2)	3,500,000	6.8%	3,500,000	0	0.0%
Yeechin Shiong Liao (1)	3,500,000	6.8%	3,500,000	0	0.0%

(1)	Phillip Chuanze Liao and Yeechin Shiong Liao are spouses, and as such may each be deemed to beneficially own the shares of common stock held by the other, meaning that each may be deemed to beneficially own 7,000,000 shares of Sirenza common stock, or approximately 13.7% of the shares outstanding as of December 31, 2006.
(2)	Mr. Liao has served as one of the Company’s directors since the Company’s April 2006 acquisition of PDI and served as President of the Company’s wholly-owned subsidiary, Premier Devices—A Sirenza Company, from the date of the acquisition until December 11, 2006. From September 1999 until the date of the acquisition, Mr. Liao served as President and as a director of PDI.

UNDERWRITING

Piper Jaffray & Co., as underwriter, has agreed to buy from the selling stockholders, subject to the terms of a purchase agreement, 7,000,000 shares of common stock.

The underwriter has advised us that it has offered the shares to the public at $7.47 per share. After the initial offering to the public, the offering price and other selling terms may be changed by the underwriter.

We have agreed to pay certain expenses for the preparation and filing of the registration statement relating to this offering and the listing of the shares on the Nasdaq Global Market. We estimate that the total fees and expenses payable by us will be approximately $90,000. The selling stockholders have agreed to reimburse us for fees and disbursements of our counsel and accountants and financial printer expenses.

The following table shows the underwriting fees to be paid to the underwriter in connection with this offering.

Per share	$0.10
Total to be paid by the selling stockholders	$700,000

We and the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including civil liabilities under the Securities Act of 1933, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

The selling stockholders are subject to a lock-up that prohibits them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security convertible into or exchangeable for our common stock for a period of at least 60 days following the date of this prospectus supplement without the prior written consent of the underwriter. In addition, during the 60-day lock-up period the selling stockholders may not make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock. The lock-up provisions do not prevent the selling stockholders from selling shares to the underwriter pursuant to the purchase agreement.

The 60-day lock-up period is subject to extension if (i) during the last 18 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed by the lock-up shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the underwriter waives the extension in writing.

The shares are quoted on the Nasdaq Global Market under the symbol “SMDI.”

To facilitate the offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriter may over-allot or otherwise create a short position in the common stock for its own account by selling more shares of common stock than the selling stockholders have sold to them. Short sales involve the sale by the underwriter of a greater number of shares than it has purchased in the offering. The underwriter must close out any short position by purchasing shares in the open market. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the underwriter may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

The underwriter or selling group members, if any, may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on the Nasdaq Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the Securities and Exchange Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the web sites maintained by the underwriter or selling group members, if any, participating in this offering and the underwriter participating in this offering may distribute prospectus supplements and the accompanying prospectuses electronically.

From time to time in the ordinary course of its business, the underwriter and its affiliates may in the future engage in investment banking transactions with us and our affiliates.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain matters will be passed upon for the underwriter by Faegre & Benson LLP, Denver, Colorado.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” in this prospectus the information that we file with the SEC. This means that we can disclose important information to you by referring you to those SEC filings. The information incorporated by reference is considered to be part of this prospectus supplement, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering:

•	annual report of Sirenza on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 15, 2006;

•	quarterly report of Sirenza on Form 10-Q for the quarterly period ended March 31, 2006, filed with the SEC on May 10, 2006;

•	quarterly report of Sirenza on Form 10-Q for the quarterly period ended June 30, 2006, filed with the SEC on August 9, 2006;

•	quarterly report of Sirenza on Form 10-Q for the quarterly period ended September 30, 2006, filed with the SEC on November 8, 2006;

•

current reports of Sirenza on Form 8-K or Form 8-K/A filed on April 6, 2006, May 10, 2006, June 6, 2006, June 15, 2006, August 2, 2006, August 8, 2006, August 14, 2006, September 22, 2006, October 31, 2006, November 16, 2006, December 12, 2006 and February 15, 2007; and

•	the description of Sirenza’s common stock contained in its registration statement on Form 8-A filed with the SEC on May 12, 2000.

This prospectus supplement may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus supplement. Reports we file with the SEC after the date of this prospectus supplement may also contain information that updates, modifies or is contrary to information in this prospectus supplement or in documents incorporated by reference in this prospectus supplement. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus supplement.

PROSPECTUS

7,000,000 Shares

COMMON STOCK

This prospectus relates to the resale of up to 7,000,000 shares of our common stock, par value $0.001 per share, by Phillip Chuanze Liao and Yeechin Shiong Liao, or entities affiliated with Mr. and Mrs. Liao, as selling stockholders. The selling stockholders may sell the shares of our common stock covered by this prospectus from time to time. We will not receive any proceeds from the sale(s) of shares by the selling stockholders.

The prices at which the selling stockholders may offer and sell the shares will be determined by prevailing market prices or privately negotiated prices, in sales directly to purchasers or through underwriters, broker-dealers, or agents in public or private transactions. Additional terms of sales may be provided in one or more supplements to this prospectus. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before you invest in our common stock.

Our common stock is listed on the Nasdaq Global Market under the symbol “SMDI.” On November 29, 2006, the last reported sale price of our common stock on the Nasdaq Global Market was $8.71 per share.

Investing in our common stock involves risks. You should carefully read and consider “ Risk Factors” beginning on page 9 before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 30, 2006

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and any underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriters are not, offering to sell shares of common stock or seeking offers to buy shares of common stock in any jurisdiction where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock offered hereby. As used in this prospectus, “Sirenza,” “company,” “we,” “our,” “ours” and “us” refer to Sirenza Microdevices, Inc. and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicted.

RECENT DEVELOPMENTS

On October 31, 2006, Sirenza Microdevices, Inc., which we refer to as Sirenza, completed the acquisition of Micro Linear Corporation, which we refer to as Micro Linear, pursuant to an Agreement and Plan of Merger by and among Sirenza, Metric Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Sirenza, and Micro Linear dated as of August 14, 2006. The Agreement and Plan of Merger, or merger agreement, provided for Sirenza to acquire Micro Linear by reverse triangular merger.

Micro Linear is a fabless semiconductor company specializing in wireless integrated circuit, or IC, solutions, which are used in a variety of wireless products serving global markets. Micro Linear’s transceivers are used in many streaming wireless applications, such as cordless phones, personal handyphone systems, or PHS, handsets, wireless speakers, security cameras, cordless headsets and other personal electronic appliances. Headquartered in San Jose, California, Micro Linear’s products are available through its authorized representatives and distributors worldwide. Currently, in addition to Micro Linear’s transceivers designed for digital cordless telephones and PHS products, Micro Linear offers a full line of high data-rate industrial, scientific and medical, or ISM, band transceivers for applications such as wireless speakers and headphones, voice headsets and other electronic appliances. Micro Linear offers a broad line of transceivers that address the most popular unlicensed bands: 900 MHz, 2.4 GHz, and 5.8 GHz. To simplify system design and decrease time to market, Micro Linear also offers starter kits and reference designs. In addition, Micro Linear offers networking products consisting mainly of media conversion products that enable implementation of cost effective fiber to the home, or FTTH, systems.

Under the terms of the merger agreement, each outstanding share of Micro Linear common stock was converted into the right to receive 0.365 of a share of Sirenza common stock, and as a result of the merger, approximately 4.9 million shares of Sirenza common stock were issued to the former Micro Linear stockholders. In addition, in connection with the merger, John Zucker, the former chairman of the Micro Linear Board of Directors, joined our Board of Directors as an independent director.

SUMMARY

This summary highlights selected information about us and this offering. This summary is not complete and may not contain all of the information that is important to you. We encourage you to read this prospectus, including the information under the caption “Risk Factors,” the information we incorporate by reference, and the documents to which we refer you in their entirety.

INFORMATION ABOUT SIRENZA

Overview

Sirenza is a supplier of RF components for the commercial communications, consumer and aerospace, defense and homeland security equipment markets. Sirenza’s products are designed to optimize the reception and transmission of voice and data signals in mobile wireless communications networks and in other wireless and wireline applications.

Consumers worldwide are demanding greater bandwidth as well as an enhanced ability to connect to communications networks and maintain those connections while mobile. This demand for greater capacity, connectivity and mobility has contributed to the significant increase in consumer use of communications networks, as is evidenced by increased minutes of use on mobile wireless networks for voice, video and data, subscriber growth in cable television, or CATV, for voice, video and data and recent subscriber growth for satellite radio in North America.

Commercial applications for Sirenza’s RF components include mobile wireless infrastructure networks, wireless local area networks, fixed wireless networks, broadband wireline applications such as coaxial cable and fiber optic networks, cable television set-top boxes and radio frequency identification, or RFID, readers. Sirenza also supplies components to consumer-oriented end markets including antennae and receivers for satellite radio, as well as tuner-related ICs for high definition television, or HDTV. Sirenza’s aerospace and defense, or A&D, products include RF components for government, military, avionics, space and homeland security systems.

Sirenza sells its products worldwide through two channels: a direct sales channel comprised of internal sales personnel and independent sales representatives and a distribution sales channel. Sirenza’s internal direct sales organization services and supports its customers in the areas of design, purchasing, logistics and technical support. In general, Sirenza’s largest customers are supported directly by its field sales and applications engineering groups. Sirenza’s direct customers also receive support from its network of independent sales representatives. Approximately 10% of Sirenza’s 2005 revenue was attributable to its distribution channel. Sirenza’s principal distributors are Avnet Electronics Marketing, or Avnet, Acal plc, or Acal, RFMW Ltd. and Digi-Key Corporation.

Products and Markets

Sirenza markets its products to five principal end markets: mobile wireless, broadband and consumer applications, standard and catalog products, wireless access applications and aerospace and defense applications. At the beginning of 2006, Sirenza revised its organizational structure to enhance its market focus and better leverage its personnel and resources to grow its target markets. To advance these goals Sirenza established five market-facing strategic business units to allow it to further concentrate and prioritize its efforts in strategic planning, product development and marketing. A sixth strategic business unit was added to support Micro Linear’s end markets following its acquisition in October 2006.

Sirenza offers a broad line of products that range from single-function components to more highly-integrated ICs and multi-chip modules, or MCMs. Sirenza’s ICs include amplifier, low noise amplifier, power amplifier, receiver, modulator and demodulator products and employ a broad array of semiconductor process technologies, including silicon germanium, or SiGe, gallium arsenide, or GaAs, and silicon complementary metal oxide semiconductor, or CMOS. Sirenza’s MCM product line includes power amplifier modules, active antenna products, voltage controlled oscillators, or VCOs, phase-locked loops, or PLLs, coaxial resonator oscillators, or CROs, active mixers, hybrid amplifiers, power doublers and optical receivers. Sirenza’s passive components include splitters, couplers, mixers, transformers, isolators and circulators, which are used primarily in wireless infrastructure and CATV set-top box applications.

In addition to Sirenza’s product lines, it also uses its engineered technical solutions, ETS, expertise to supply amplifier and signal conditioning sub-assemblies to selected OEM customers in the wireless infrastructure, fiber optic and CATV infrastructure markets. Under ETS engagements, Sirenza typically manufactures and tests a sub-assembly which is being produced internally by an original equipment manufacturer, or OEM. By applying its engineering expertise, using its off-shore manufacturing and sourcing relationships and often employing its own proprietary products, Sirenza seeks to produce the sub-assembly at a lower manufacturing cost and potentially improve its performance as compared to the OEM’s internal production. Sirenza believes that providing these ETS services strengthens its overall relationship with its OEM customers and increases the opportunity for additional Sirenza components to be incorporated into subsequent generations of an OEM’s product.

In April 2006, Sirenza completed its acquisition of Premier Devices, Inc., or PDI, which significantly expanded its product offerings by adding complementary MCM and passive component product lines and provided Sirenza with ETS capabilities. Sirenza currently operates in two business segments: the SMDI segment, consisting of Sirenza’s pre-existing RF component sales businesses, and the PDI segment, consisting of the business and product lines Sirenza acquired from PDI.

SMDI segment. The SMDI segment consists of Sirenza’s IC and MCM business as it existed prior to the PDI acquisition. Sales of Sirenza’s VCO, PLL, amplifier, power amplifier and discrete IC products represented the significant majority of its net revenues in 2003 and 2004. These same products, together with the satellite radio antenna that Sirenza introduced in the first quarter of 2005, represented the significant majority of its net revenues in 2005. Historically, the majority of the SMDI segment’s sales have been made to mobile wireless infrastructure equipment manufacturers. This end market has usually exhibited a significant seasonal trend characterized by stronger customer demand in the second half of the year as compared to the first half.

Sirenza’s most significant end customers for the SMDI segment in 2005 were Sirius, Motorola, Nokia, Ericsson, Arris, Huawei Technologies Co., Ltd., or Huawei, Siemens, and ZTE. In addition, sales to two distributors and resellers of Sirenza’s products, Avnet and Acal, represented a significant amount of Sirenza’s net revenues in 2005.

Sirenza is not typically contractually required to carry significant amounts of inventory to meet direct customers’ delivery requirements or to assure itself of a secure and continuous supply of raw materials from its suppliers, however Sirenza does carry more raw materials for its military related applications, as these products tend to have longer product life spans and Sirenza needs to assure continued availability of the raw materials components that were originally approved by its customer. For Sirenza’s commercial applications, it carries a buffer stock of finished goods for its top selling products to facilitate efficient plant operations and timely deliveries to its direct customers.

PDI segment. The PDI segment has two main product lines: MCMs, including hybrid amplifiers, power doublers and optical receivers, which are primarily used in CATV and wireless infrastructure applications to generate and control RF signals, and passive components, including splitters, couplers, mixers, transformers, isolators and circulators, which are used primarily in wireless infrastructure and CATV set-top box applications. In addition, ETS engagements originate in this segment of our business. MCM and ETS sales represented the majority of PDI segment net revenues in the third quarter of 2006.

The significant majority of MCM sales were to Motorola and the significant majority of ETS sales were to RFS (a division of Alcatel). Other significant end customers in the PDI segment in the third quarter of 2006 were Huawei and C-Cor. Sales of PDI segment products are made predominantly through direct sales rather than through a distribution channel.

Sirenza is generally required by contract to provide up to four weeks of inventory to the largest customer of the PDI segment based on the customer’s rolling forecast. Other than this arrangement, Sirenza historically has not been contractually required to carry significant amounts of inventory to meet direct customers’ delivery requirements or to assure itself of a secure and continuous supply of raw materials from its suppliers.

Manufacturing

Sirenza focuses on RF design, development and testing and employs a combination of outsourced and in-house manufacturing which allows it to select what it believes to be the optimal product technology and manufacturing process for any given application. For example, while Sirenza outsources its wafer manufacturing and packaging for its IC products, and it views outsourced manufacturing as an important element of its strategy, Sirenza also manufactures and tests a substantial number of its SMDI segment products at its Colorado manufacturing facility. In addition, Sirenza has significant CATV component design and manufacturing capabilities in Nuremberg, Germany, and passive component manufacturing and ETS expertise in sourcing, integration, and board level and subsystem assembly in Shanghai, China. Sirenza’s Colorado, Nuremberg and Shanghai manufacturing facilities hold ISO 9001:2000 Quality Management System certifications, and its Colorado facility holds an ISO 14001:2004 Environmental Management System certification.

SMDI segment. Sirenza outsources its wafer manufacturing and packaging for its IC products and performs a majority of its final testing and tape and reel assembly at its Colorado manufacturing facility. The principal raw material used in the production of Sirenza’s IC products is semiconductor wafers. Sirenza sources these wafers from a variety of merchant foundries. However, wafers for a particular process technology are generally sourced through one foundry on which Sirenza relies for all of its wafers in that process. Although Sirenza historically has not had material difficulties in obtaining its requirements for wafers, it is subject to the risks associated with its reliance on these wafer foundries, as described under “Risk Factors.” Most other raw materials that Sirenza uses are readily available from numerous sources. Sirenza sources its IC packaging from established, international commercial vendors.

Sirenza manufactures, assembles and tests a significant majority of its SMDI segment’s MCMs at its manufacturing facility in Colorado. Generally, raw materials used for the manufacture of these MCMs are readily available from numerous sources, although it can take time to qualify new sources that can cost-effectively meet Sirenza’s quality and reliability standards. Sirenza sources building block or discrete components used in the MCM manufacturing process, such as printed circuit boards, commercially available ICs, diodes, resistors and capacitors, from a variety of domestic and international merchant suppliers and distributors. For many of Sirenza’s more critical components, we have multiple suppliers to provide second sources for our key bill-of-material requirements.

Sirenza outsources the production of its satellite radio antennae to a contract manufacturer located in the Philippines. The contract manufacturer is responsible for securing the raw materials to Sirenza’s specification that are necessary for the assembly of the antennae. Testing is done by the contract manufacturer to Sirenza’s specifications. Inventory is maintained at the contract manufacturing site and shipments are made at Sirenza’s instructions directly to end customers.

PDI segment. Sirenza builds a significant majority of its PDI segment’s products in its manufacturing and test facilities in Shanghai, China and Nuremberg, Germany. These facilities were acquired as part of its acquisition of PDI, and Sirenza is examining and pursuing ways to use the manufacturing capabilities of these facilities in the production of its SMDI segment products.

Most raw materials used in Sirenza’s PDI segment business are readily available from numerous sources, although it can take time to qualify new sources that can cost-effectively meet our quality and reliability standards. Sirenza sources building block or discrete components used in the manufacturing of Sirenza’s PDI segment’s products, such as printed circuit boards, commercially available ICs, transistors, diodes, resistors and capacitors, mechanical housings, cable and connectors, from a variety of domestic and international merchant suppliers and distributors. For many of Sirenza’s critical components, we have multiple suppliers to provide second sources for our key bill-of-material requirements.

Research and Development

Sirenza’s products are generally developed through its ongoing centralized product research and development, or R&D, and do not individually require any material investment or the use of a material portion of a segment’s assets. For 2005, 2004, and 2003 total R&D expenditures were $10.1 million, $9.0 million, and $8.6 million, respectively. The PDI and Micro Linear acquisitions were completed in 2006 and are not included in these results.

Geographic and Customer Revenue

Sirenza’s consolidated financial results for periods prior to the second quarter of 2006 reflect the operating results of the SMDI segment only. Sales to customers located in the United States represented approximately 25%, 24%, and 40% of net revenues in 2005, 2004 and 2003, respectively. Sales to customers located outside of the United States represented 75%, 76%, and 60% of net revenues in 2005, 2004 and 2003, respectively. Sales to customers located in China represented 33% of net revenues in 2005, 34% in 2004 and 16% in 2003.

Two of Sirenza’s customers, Avnet and Motorola, accounted for approximately 13% and 11% of net revenues, respectively, in 2005. In addition, wireless infrastructure OEM Nokia and satellite radio antenna customer Sirius each accounted for more than 10% of net revenues in 2005, either directly or through sales to their contract manufacturers.

Four of Sirenza’s customers, Solectron, Acal, Avnet and Planet Technology (H.K.) Ltd., accounted for approximately 17%, 14%, 13% and 11% of net revenues, respectively, in 2004. In addition, wireless infrastructure OEMs Ericsson, Motorola and Nokia each accounted for more than 10% of net revenues in 2004, either directly or through sales to their contract manufacturers.

Two of Sirenza’s customers, Avnet and Acal, accounted for approximately 16% and 12% of net revenues, respectively, in 2003.

As Sirenza’s sales to customers located outside the U.S. have increased substantially, it has become subject to risks associated with foreign operations. For a description of these risks, see Sirenza’s disclosure under “Risk Factors.”

Acquisitions

Sirenza has completed four acquisitions since 2003. On May 5, 2003, Sirenza acquired substantially all of the assets and assumed specified liabilities of Vari-L Company, Inc., a designer and manufacturer of VCOs, PLLs and other MCM products for the mobile wireless infrastructure market, as well as certain components for the A&D market. This acquisition added RF signal source components to Sirenza’s product portfolio and increased its presence in the A&D markets. The acquisition of Vari-L added a significant amount of net revenues to Sirenza subsequent to the date of the transaction. After the acquisition of Vari-L, Sirenza relocated its corporate headquarters and consolidated its manufacturing facilities in Broomfield, Colorado, which allowed it to achieve operational cost synergies, primarily in operations, general and administrative and, to a more limited degree, in sales and marketing.

On December 16, 2004, Sirenza acquired ISG Broadband, Inc., or ISG, a designer of RF gateway module and IC products for the CATV, satellite radio and HDTV markets. This acquisition enabled Sirenza to address new end markets, including HDTV and satellite radio, and broadened our product offering in the set-top box market by adding ISG’s silicon-based receiver and tuner ICs. Sales of the products acquired in the ISG acquisition represented a significant amount of net revenues in 2005 and the first nine months of 2006.

On April 3, 2006, Sirenza acquired PDI, which designs, manufactures and markets complementary passive RF components and is headquartered in San Jose, California with manufacturing operations in both Shanghai, China and Nuremberg, Germany. This acquisition expanded both the depth and breadth of Sirenza’s product portfolio by adding PDI’s CATV amplifier, module and optical receiver offerings as well as PDI’s line of passive RF components such as mixers, splitters, transformers, couplers, isolators, circulators and amplifiers. The acquisition also brought Sirenza significant design and manufacturing capabilities in Asia and Europe, including PDI’s ETS expertise in sourcing, integration, and board-level and subsystem assembly. Sirenza believes that these new product offerings and capabilities advance its strategic objective of diversifying and expanding its end markets and applications.

As more fully described under “Recent Developments,” on October 31, 2006, Sirenza completed its acquisition of Micro Linear Corporation. Sirenza intends to continue to evaluate and may enter into other acquisitions or investment transactions in complementary businesses, technologies, services or products.

Competition

In the RF component market generally, competition is fragmented. Competitors vary by component function, application, geographic region and customer. Customers generally prefer to maintain multiple sources for every component socket, creating competition for Sirenza’s products. While common competitors exist in a number of Sirenza’s major product categories, Sirenza generally does not compete across our full range of products and markets with any single competitor. Sirenza further discusses the competitive conditions for its SMDI and PDI segments under “Risk Factors.”

Intellectual Property

Intellectual property rights that apply to Sirenza’s various products include patents, copyrights, trade secrets, trademarks and mask work rights. Sirenza maintains an active program to protect its investment in technology. The extent of the legal protection given to different types of intellectual property rights varies under different countries’ legal systems.

As of October 31, 2006, Sirenza held 64 U.S. patents including continuations and continuations in part thereof, 6 U.S. patent applications pending and 5 foreign patents which were derivatives of its U.S. patents. Sirenza also held 2 issued European Union patents, 9 patents issued in various European countries which were derivatives of those patents, and 14 foreign patent applications pending. Third-party wafer fabs own the patents for the current process technologies used in manufacturing Sirenza’s wafers. Sirenza intends to seek patent protection for its future products and technologies where appropriate and to protect its proprietary technology under U.S. and foreign laws affording such protection. Sirenza believes that the duration of its issued patents is adequate relative to the expected lives of its products. Although Sirenza believes that patents are an important element of its success, it does not believe that its business, as a whole, is materially dependent on any one patent.

To distinguish Sirenza’s products from its competitors’ products, Sirenza has obtained certain trademarks and trade names for its products. Sirenza considers its trademark in its name “Sirenza Microdevices” material to its business. Sirenza has sought and received registration with the United States Patent and Trademark Office, or USPTO, and in the European Union for this trademark. When registered in the United States, a trademark is effective for a ten-year period, with indefinite renewal periods of ten years, subject to continued use of the mark. Sirenza also relies on common law protection for this trademark and others and has received registration for other trademarks with the USPTO and in foreign jurisdictions.

Sirenza protects certain details about its processes, products and strategies as trade secrets and has ongoing programs designed to maintain the confidentiality of this information. To protect its trade secrets, technical know-how and other proprietary information, Sirenza’s employees are required to enter into agreements providing for the maintenance of confidentiality and, in some cases, the assignment of rights to inventions made by them while employed by Sirenza. Sirenza also routinely enters into non-disclosure agreements to protect its confidential information delivered to third parties and controls access to and distribution of its proprietary information. Despite its efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use Sirenza’s products or technology or to develop products with the same functionality as its products. Monitoring unauthorized use of Sirenza’s proprietary information is difficult, and Sirenza cannot be certain that the steps it has taken will prevent misappropriation of its technology, particularly in foreign countries where the laws may not protect proprietary rights as fully as do the laws of the United States.

Although Sirenza relies on intellectual property law to protect our technology, it believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position.

Employees

As of October 31, 2006, Sirenza had 856 employees. Sirenza believes that its relations with its employees are good.

Sales Order Backlog

Sirenza includes in its backlog all accepted product purchase orders for which delivery has been specified within one year, including orders from distributors. Sirenza does not recognize revenue from sales through its distributors until the distributor has sold its product to the end customer. Product orders in Sirenza’s backlog are subject to changes in delivery schedules or quantities and are generally subject to cancellation at the option of the purchaser without significant penalty. Sirenza’s backlog may vary significantly from time to time depending upon the level of capacity available to satisfy unfilled orders. Accordingly, although useful for scheduling production, Sirenza does not believe that backlog as of any particular date is necessarily indicative of its future results.

Compliance with Environmental, Health and Safety Regulations

Sirenza seeks to achieve high standards of environmental quality and product safety, and strive to provide a safe and healthy workplace for its employees, contractors and the communities in which it does business. Sirenza has developed environmental, health and safety policies for its business, and internal processes focused on minimizing and properly managing any hazardous materials used in its facilities and products. At its manufacturing and assembly and test site in Broomfield, Colorado Sirenza has obtained an ISO 14001:2004 Environmental Management System certification, which requires that a broad range of environmental processes and policies be implemented to minimize environmental impact and maintain compliance with environmental regulations.

The manufacture, assembly and testing of Sirenza’s products requires the use of hazardous materials that are subject to a broad array of environmental, health and safety laws and regulations. As Sirenza continues to use advanced process technologies, the materials, technologies and products themselves become increasingly complex. Sirenza’s evaluations of new materials for use in research and development, manufacturing, and assembly and test take into account environmental, health and safety considerations. Many new materials being evaluated for use may be subject to existing or future laws and regulations. Failure to comply with any of the applicable laws or regulations could result in fines, suspension of production, alteration of fabrication and assembly processes, curtailment of operations or sales, and legal liability. Sirenza’s failure to manage properly the use, transportation, emission, discharge, storage, recycling or disposal of hazardous materials could subject us to future liabilities. Existing or future laws and regulations could require it to procure pollution abatement or remediation equipment, modify product designs, or incur other expenses. In addition, restrictions on the use of certain materials in its facilities or products in the future could harm Sirenza’s operations. Compliance with these complex laws and regulations, as well as internal voluntary programs, is integrated into Sirenza’s manufacturing and assembly and test processes.

The Offering

Common stock offered by the selling stockholders	7,000,000 shares of common stock, par value $0.001 per share.

Selling stockholders

All the shares of common stock offered by this prospectus are to be sold by the selling stockholders listed below, or their pledgees, donees, transferees or other successors in interest. We will not offer any shares of common stock in this offering.

Shares of common stock outstanding as of November 1, 2006	50,675,252.

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock being offered by this prospectus.

NASDAQ symbol	“SMDI”

RISK FACTORS

Set forth below and elsewhere in this prospectus and in other documents we incorporate by reference into this prospectus are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this prospectus. In addition to the other information included in this prospectus, including the matters addressed in “Special Note regarding Forward-Looking Statements” on page 23, you should carefully consider the following risks before deciding whether to invest in our common stock.

Risks Related to Our Business

Our recent acquisitions of Micro Linear Corporation and Premier Devices, Inc. may not be successfully integrated or produce the results we anticipate.

In October 2006, we acquired Micro Linear Corporation, or Micro Linear, a fabless semiconductor company specializing in wireless integrated circuit solutions used in a variety of wireless products and headquartered in San Jose, California. In April 2006 we acquired Premier Devices, Inc., or PDI, the largest acquisition we have ever undertaken by many metrics, including the dollar value paid, the size, complexity, number of locations and geographic footprint of the operations to be integrated, and the number of employees joining us, which roughly tripled our employee base. PDI was also our first acquisition involving international operations, as most of PDI’s employees and manufacturing are based in Shanghai, China and Nuremberg, Germany. We expect that the integration of Micro Linear’s and PDI’s operations with our own will be a complex, time-consuming and costly process involving each of the typical acquisition risks discussed below in the risk factor entitled “We expect to make future acquisitions, which involve numerous risks.” We will also face, among others, the following related challenges and risks:

•	operating a much larger combined company with operations in China and Germany, where we have limited operational experience;

•	managing geographically dispersed personnel with diverse cultural backgrounds and organizational structures;

•

the greater cash management, exchange rate, legal and income taxation risks associated with the combined company’s new multinational character and the movement of cash between Sirenza and its domestic and foreign subsidiaries;

•	assessing and maintaining the combined company’s internal control over financial reporting and disclosure controls and procedures as required by U.S. securities laws;

•	potential incompatibility of business cultures and/or loss of key personnel;

•	increased professional advisor fees related to the new profile of the combined company;

•	the need to efficiently reduce the combined company’s public company, sales and marketing and general and administrative expenses without associated disruption of the combined business;

•

the possibility that we may incur unanticipated expenses in connection with these transactions or be required to expend material sums on potential contingent intellectual property, tax, environmental or other liabilities associated with these companies’ prior operations or facilities;

•	possible integration-related expenses, severance pay, and charges to earnings from the elimination of redundancies; and

•

increased difficulty in financial forecasting due to our unfamiliarity with PDI’s and Micro Linear’s operations, customers and markets or their impact on the overall results of operations of the combined company.

Although the time required will vary with the particular circumstances of each business combination, and the allocation period in a business combination typically will not exceed one year from its consummation date, the costs and effects of the purchase accounting associated with these acquisitions also present challenges and risks. For example, on July 26, 2006 we issued a press release announcing our results for the second quarter of 2006, which included the impact of our preliminary allocation of the PDI purchase price. As a result of our continued efforts to identify and measure the fair value of the assets acquired and liabilities assumed in the allocation of the PDI purchase price, significant changes were made to various balance sheet items, in particular the recording of deferred tax liabilities of approximately $11.9 million and a corresponding increase to goodwill to reflect our then-current estimates of the fair value of assets acquired and liabilities assumed. As we continue to refine the allocation of the purchase price, additional changes to the current preliminary allocation may be required.

Failure to successfully address one or more of the above risks may result in unanticipated liabilities and cash outlays, lower than expected net revenue, losses from operations, failure to realize any of the expected benefits of the acquisition, and related declines in our stock price.

The issuance of our common stock to Micro Linear stockholders in the merger and charges associated with the merger may have a negative impact on the earnings per share of the combined company.

Based on the increase in our number of common shares outstanding in connection with the merger, the anticipated purchase accounting charges related to the merger and the potential for additional costs associated with integrating the two companies, the merger may result in lower earnings per share than would have been earned by Sirenza in the absence of the merger. We expect that over time the merger will yield cost synergies and other benefits to the combined company such that the merger will ultimately be accretive to earnings per share. However, there can be no assurance that an increase in earnings per share will be achieved. In order to achieve increases in earnings per share as a result of the merger, management will, among other things, need to successfully manage the combined company’s operations, reduce operating expenses, increase revenues and compete effectively in its end-markets. Failure to achieve any of these objectives could cause our stock price to decline.

Our operating results will fluctuate and we may not meet quarterly or annual financial expectations, which could cause our stock price to decline.

Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future based upon a number of factors, many of which we have little or no control over. Factors that could cause operating results to fluctuate include:

•

the reduction, rescheduling or cancellation of orders by customers, whether as a result of a loss of market share by us or our customers, slowing demand for our products or our customers’ products, over-ordering of products or otherwise;

•	the gain or loss of a key customer or significant changes in the financial condition of one or more key customers;

•

fluctuations in manufacturing output, yields, quality control or other potential problems or delays we or our subcontractors may experience in the fabrication, assembly, testing or delivery of our products;

•

general economic growth or decline, or changing conditions in the commercial communications, consumer or aerospace and defense, which we refer to as A&D, industries generally or the market for products containing RF components specifically;

•

the market acceptance of our products and particularly the timing and success of new product and technology introductions by us (such as Micro Linear’s newer PHS products) or our customers or competitors;

•	the effects of changes in accounting standards, in particular the increased expense we expect to recognize related to equity awards in future periods based on our 2006 adoption of SFAS 123(R);

•	availability, quality and cost of wafers and other raw materials, equipment, components, semiconductor wafers and internal or outsourced manufacturing, packaging and test capacity;

•	Seasonal and other changes in customer purchasing cycles and component inventory levels;

•	changes in selling prices for RF components due to competitive or currency exchange rate pressures;

•	amounts and timing of investments in R&D;

•	the costs and the effects of purchase accounting associated with acquisitions and the integration of acquired companies such as PDI or Micro Linear;

•	impairment charges associated with intangible assets, including goodwill, acquisition-related intangible assets and our investment in Global Communication Semiconductors, Inc., or GCS;

•	factors affecting our reported domestic and foreign income taxes and income tax rate; and

•	the effects of war, acts of terrorism or geopolitical unrest, such as disruption in general economic activity, and the effects on the economy and our business due to increasing oil prices.

The occurrence of these and other factors could cause us to fail to meet quarterly or annual financial expectations, which could cause our stock price to decline. For example, in the first quarter of 2005 and the fourth quarter of 2004, our financial results were below investment community expectations, in part due to rescheduling of customer orders, and our stock price subsequently declined. Also, in the fourth quarter of 2006, reduced customer orders caused us to lower previously announced expectations for financial results, which caused the market price of our common stock to decrease.

Our operating results may suffer if we are unable to accurately forecast demand for our products.

Our business is characterized by short-term orders and shipment schedules. Customer orders can typically be cancelled or rescheduled without significant penalty to the customer. Because we do not have substantial non-cancelable backlog, we typically plan production and inventory levels based on internal forecasts of customer demand, which can be highly unpredictable and can fluctuate substantially.

During periods of industry downturn such as we have experienced in the past, customer order lead times and the resulting order backlog typically shrink further, making it more difficult to forecast production levels, capacity and net revenues. We frequently find it difficult to accurately predict future demand in the markets we serve, which limits our ability to estimate requirements for production capacity. If we are unable to plan inventory and production levels effectively, our business, financial condition and results of operations could suffer.

From time to time, in response to anticipated long lead times to obtain inventory and materials from outside suppliers and foundries, we may order materials in advance of customer demand. This advance ordering has in the past and may in the future result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize, or other factors make our products less saleable.

In periods of high demand, customers often attempt to “pull-in” the proposed delivery dates of products they have previously ordered from us, which can also make it difficult to forecast production levels, capacity and net revenues. While we strive to meet our customers’ changing requirements, if we are unsuccessful in this regard these customers may shift future orders or market share to our competitors in response.

We depend on a relatively small number of customers for a significant portion of our net revenues. The loss of any of these customers could reduce our net revenues.

A relatively small number of customers account for a significant portion of our net revenues in any particular period. For example, in the third quarter of 2006, Motorola accounted for more than 10% of net revenues and our top ten customers accounted for approximately 70% of net revenues. We expect that our history of high customer concentration and attendant risk will continue in future periods. While we enter into long-term supply agreements with customers from time to time, these contracts typically do not require the customer to buy any minimum amount of our products, and orders are typically handled on a purchase order by purchase order basis. In addition, while PDI sells products to Motorola pursuant to a long-term supply agreement, the contract expires in May 2007, and we cannot assure you that sales to Motorola will not decline in subsequent periods or in any other period. The loss of Motorola or any other significant customer could limit our ability to sustain and grow our net revenues.

Our growth depends on the growth of the wireless and wireline communications infrastructure market. If this market does not grow, or if it grows at a slow rate, demand for our products may fail to grow or diminish.

Our growth will depend on the growth of the telecommunications industry in general and, in particular, the market for wireless and wireline infrastructure components. We cannot assure you that the market for these products will grow at all. If the market does not grow or experiences a downturn, our revenues may be materially reduced. In the past, there have been reductions throughout the worldwide telecommunications industry in component inventory levels and equipment production volumes, and delays in the build-out of new wireless and wireline infrastructure. These events have had an adverse effect on our results of operations and caused us, in the past, to lower previously announced expectations for financial results, which caused the market price of our common stock to decrease. The occurrence of the events described above could result in lower or erratic sales for our products and could harm our business, financial condition and results of operations. A substantial portion of our net revenues is currently derived from sales of components for wireless infrastructure applications. Our PDI segment also has a strong presence in the cable television infrastructure market. As a result, downturns in either the wireline or the wireless communications market, such as the significant downturn beginning in 2001, could harm our operating results and stock price. Similarly, sales of our products derived from the Micro Linear acquisition would be harmed in the event of any significant slowdown in the digital cordless phone or computer networking equipment market.

If the satellite radio market does not grow or grows at a slow rate, or if our relationship with Sirius weakens, our results of operations may suffer.

More than 10% of our net revenues in 2005 and in the first quarter of 2006 were derived from sales of antennae products to Sirius Satellite Radio, or Sirius, its suppliers or its contract manufacturers, or CMs. These antennae sales are dependant to a large degree on the continued growth of the aftermarket subscriber base for Sirius’ satellite radio service, which consists of customers who purchased the service after they purchased their car. We cannot assure you that the market for satellite radio will grow in the future, or that the Sirius subscriber base or the aftermarket segment thereof will increase. Further, we compete with a number of established producers of satellite radio antennae and related equipment for sales to Sirius, in an increasingly price-competitive environment. While we are attempting to expand our satellite radio offerings beyond antennae products and to focus on the pursuit of potentially higher-margin opportunities in the satellite radio market, such as receiver ICs and amplifier modules, we cannot assure you that this transition will be successful. Sirius periodically introduces new products and new generations of existing products, and changes its price and technical requirements for satellite radio antennae and related products such as those we supply. We have not always been able to win a share of the market for such new products and new generations, and cannot assure you that we will continue to successfully compete to supply products to Sirius and its CMs on favorable terms, or at all. If the satellite radio market in general or Sirius’ business in particular does not grow or experiences a downturn, or if we fail to compete successfully for Sirius’ business at any point, our revenues may be reduced, and our stock price may decline.

Our gross margin will fluctuate from period to period, and such fluctuation could affect our financial performance, particularly earnings or loss per share, in turn potentially decreasing our stock price.

Numerous factors will cause our gross margin to fluctuate from period to period. For example, the gross margin on sales to large original equipment manufacturer, or OEM, customers have historically been lower than on sales through our distribution channel or sales to some of our smaller direct customers, primarily due to the bargaining power attendant with large OEM customers and their higher product volumes. If, as we expect, these large OEMs continue to account for a majority of our net revenues for the foreseeable future, the continuance of this trend will likely have a dilutive impact on gross margins in future periods. In addition, sales of our IC products have historically yielded a higher gross margin than our multi-chip module, or MCM, products. Therefore, increased sales of MCM products in a given period will likely have a dilutive effect on gross margin. In addition, sales of certain of our broadband products, in particular satellite radio antennae, have historically had lower gross margins than sales of our wireless infrastructure products. Therefore, increased sales of satellite radio antenna products in a given period will likely have a dilutive effect on gross margin. In 2005, sales of antenna products increased significantly as a percentage of our total sales, which had a dilutive effect on gross margin. PDI’s gross margin in prior periods has generally been lower than Sirenza’s, and therefore increased sales of PDI segment products in a given period will likely have a dilutive effect on gross margin.

Other factors that could cause our gross margin to fluctuate include the features of the products we sell, the markets into which we sells our products, the level of integration of our products, the efficiency and effectiveness of our internal and outsourced raw material sourcing, manufacturing, packaging and test operations, product quality issues, provisions for excess inventories and sales of previously written-down inventories. As a result of these or other factors, we may be unable to maintain or increase our gross margin in future periods.

We have a history of significant operating losses. If we are unable to increase our gross profit sufficiently to offset operating expenses, we may be unable to maintain our profitability.

Although our income from operations was $6.7 million for the nine months ended September 30, 2006, $1.2 million for 2005 and $186,000 for 2004, we incurred significant losses from operations in each of the preceding two fiscal years. Losses from operations approximated $6.7 million in 2003 and $11.4 million in 2002. As of September 30, 2006, our accumulated deficit was approximately $80.7 million. It is possible that we will not generate a sufficient level of gross profit to maintain our profitability.

Our gross profit depends on a number of factors, some of which are not entirely within our control, including:

•

changes in our product mix, the markets in which our products are sold and the amount of engineered technical solutions provided, particularly in the relative mix of IC, satellite antennae and MCM products sold;

•	changes in the relative percentage of products sold through distributors as compared to direct sales;

•	the cost, quality and efficiency of internal and outsourced manufacturing, packaging and testing services used in producing our products; and

•	the cost, availability and reliability of raw materials and equipment used in producing our products.

As a result of these factors, we may be unable to maintain or increase gross profit in future periods. If we are unable to increase our gross profit sufficiently to offset our operating expenses, we may be unable to maintain our profitability.

Even if we do achieve significant gross profit from our product sales, our operating expenses may increase over the next several quarters, as we may, among other things:

•	expand our selling and marketing activities;

•	further build out PDI’s infrastructure, rationalize our manufacturing operations and otherwise integrate the PDI and Micro Linear acquisitions;

•

experience increases in general and administrative expense related to corporate governance and accounting rule pronouncements or potential or completed acquisitions, capital raising or other strategic transactions; and

•	increase our research and development activities for both existing and new products and technologies, which may require high levels.

•	levels of engineering and product development expense over a sustained period while return on investment remains uncertain.

As a result, we cannot assure you that we will be able to achieve profitability in current or future periods.

Sales of our products have been affected by a pattern of product price decline, which can harm our business.

The market for our products is characterized by rapid technological change, evolving industry standards, product obsolescence, and significant price competition, and, as a result, is subject to regular decreases in product average selling prices over time. We are unable to predict future prices for our products, but expect that prices for products that we sell to our large wireless and wireline infrastructure OEM customers in particular, whom we expect to continue to account for a majority of our net revenues for the foreseeable future, will continue to be subject to downward pressure. These OEMs continue to require components from their suppliers, including us, to deliver improved performance at lower prices. We have also seen a similar pattern of price decline in our sales of satellite radio antennae and related products, and the products we have more recently acquired from PDI and Micro Linear are also subject to steady price pressure. Accordingly, our ability to maintain or increase net revenues will be dependent on our ability to increase unit sales volumes of existing products and to successfully develop, introduce and sell new products with higher prices into both the wireless infrastructure market and other markets. We are also making a significant effort to develop new sales channels and customer bases in which we hope price competition will not be as significant. We cannot assure you that we will be able to develop significant new customers with less price sensitivity, increase unit sales volumes of existing products, or develop, introduce or sell new products not affected by a pattern of steady average selling price declines.

Product quality, performance and reliability problems could disrupt our business and harm our financial condition and results of operations.

Our customers demand that our products meet stringent quality, reliability and performance standards. Despite standard testing performed by us, our suppliers and our customers, RF components such as those we produce may contain undetected defects or flaws that may only be discovered after commencement of commercial shipments. As a result, defects or failures have in the past, and may in the future, impact our product quality, performance and reliability, leading to:

•	lost net revenues and gross profit, and lower margins;

•	delays in, or cancellations or rescheduling of, orders or shipments;

•	loss of, or delays in, market acceptance of our products;

•	significant expenditures of capital and resources to resolve such problems;

•	other costs including inventory write-offs and costs associated with customer support;

•	product returns, discounts, credits issued, or cash payments to resolve such problems;

•	diversion of technical and other resources from our other development efforts;

•	warranty and product liability claims, lawsuits and liability for damages caused by such defects; and

•	loss of customers, or loss of credibility with our current and prospective customers.

Intense competition in our industry could prevent us from increasing net revenues and sustaining profitability.

The RF component industry is intensely competitive in each of the markets we serve. With respect to our amplifier products, we compete primarily with other suppliers of high-performance RF components used in the infrastructure of communications networks such as Avago Technologies Limited, Hittite Microwave Corporation, M/A-COM, a division of Tyco Electronics Corp., NEC Corporation and WJ Communications, Inc. With respect to our satellite antenna sales, we compete with other manufacturers of satellite antennae and related equipment, including RecepTec, LLC and Wistron NeWeb Corp. For our newer broadband products, we expect our most significant competitors will include Maxim Integrated Products, Microtune, Inc. and STMicroelectronics. With respect to our signal source products, our primary competitors are Alps Electric Co., Ltd., M/A-COM and Mini-circuits. With respect to our A&D products, our primary competitors are Hittite, M/A-COM, Spectrum Control, Inc. and Teledyne Technologies Incorporated. The PDI segment’s cable television, or CATV products primarily compete with those of Anadigics, Inc., Philips Electronics and RFHIC Company, and our wireless infrastructure products primarily compete with WJ Communications, M/A-COM, Mini-circuits and TRAK Microwave Corporation. We expect that the principal competitors for the products we have acquired from Micro Linear will include Sitel, Infineon, Philips, DSP Group, Atheros, Texas Instruments (Chipcon), Nordic, GCT, Airoha and Atmel. We also compete in a sense with our own large communications OEM customers, who often have a choice as to whether they design and manufacture RF components and subsystems internally for their own consumption or purchase them from third-party providers such as us. Competition in each of the markets is typically based on a combination of price, performance, product quality and reliability, customer support and the ability of each supplier to meet production deadlines and provide a steady source of supply. Market share at our large OEM customers in particular tends to fluctuate from year to year based not only on our relative success compared to our competitors in finding the right balance of these factors, but also based on changes in the willingness of customers to have only one source of supply. For example, we may have a 100% share of the supply of a particular product to a customer one year and only 50% the next based on the customer deciding to employ a second source for risk management or other reasons not related to our performance as a supplier.

We expect continuing competition both from existing competitors and from a number of companies that may enter the RF component market, and we may see future competition from companies that may offer new or emerging technologies. In addition, we expect that future competition will come from component suppliers based in countries with lower production costs, or IC manufacturers as they add additional integrated functionality at the chip level that could supplant our products. Many of our current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than we do. As a result, prospective customers may decide not to buy from us due to their concerns about our size, financial stability or ability to interact with their logistics systems. Our failure to successfully compete in our markets would harm our business, financial condition and results of operations.

We expect to make future acquisitions, which involve numerous risks.

We have in the past made, and will continue to evaluate potential acquisitions of, and investments in, complementary businesses, technologies, services or products, and expect to pursue such acquisitions and investments if appropriate opportunities arise. However, we may not be able to identify suitable acquisition or investment candidates in the future, or if we do identify suitable candidates, we may not be able to make such acquisitions or investments on commercially acceptable terms, or at all. In the event we pursue acquisitions, we will face numerous risks including:

•	Difficulties in integrating the personnel, operations, technology or products and service offerings of the acquired company;

•	diversion of management’s attention from normal daily operations of our business;

•	difficulties in entering markets where competitors have stronger market positions;

•	difficulties in managing and integrating operations in geographically dispersed locations;

•

difficulties in improving the internal controls, disclosure controls and procedures and financial reporting capabilities of any acquired operations, particularly foreign and formerly private operations, as needed to meet the high standards U.S. public companies are held to in this regard;

•	the loss of any key personnel of the acquired company as well as their know-how, relationships and expertise;

•	maintaining customer, supplier or other favorable business relationships of acquired operations;

•	insufficient net revenues to offset increased expenses associated with any abandoned or completed acquisitions; and

•	additional expense associated with amortization or depreciation of acquired tangible and intangible assets.

Even if a proposed acquisition or alliance is successfully realized and integrated, we may not receive the expected benefits or synergies of the transaction. Past transactions have resulted, and future transactions may result, in significant costs and expenses and charges to earnings. The accounting treatment for any acquisition may result in significant amortizable intangible assets, which when amortized, will negatively affect our consolidated results of operations. The accounting treatment for any acquisition may result in significant goodwill, which, if impaired, will negatively affect our consolidated results of operations. The accounting treatment for any acquisition may also result in significant in-process research and development charges, which will negatively affect our consolidated results of operations in the period in which an acquisition is consummated. In addition, any completed, pending or future transactions may result in unanticipated expenses or tax or other liabilities associated with the acquired assets or businesses. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The incurrence of indebtedness could limit our operating flexibility and be detrimental to our results of operations, and the issuance of equity securities could be dilutive to our existing stockholders. Any or all of the above factors may differ from the investment community’s expectations in a given quarter, which could negatively affect our stock price.

We may experience difficulties in managing any future growth.

Our ability to successfully do business in a rapidly evolving market requires us to effectively plan and manage any current and future growth. Our ability to manage future growth will be dependent in large part on a number of factors, including:

•	maintaining access to sufficient manufacturing capacity to meet customer demands;

•	arranging for sufficient supply of key components to avoid shortages of components that are critical to our products;

•	building out our administrative infrastructure at the proper pace to support any current and future sales growth while maintaining operating efficiency;

•	adhering to our high quality and process execution standards, particularly as we hire and train new employees and during periods of high volume;

•	managing the various components of our working capital effectively in periods where cash on hand is limited;

•	upgrading our operational and financial systems, procedures and controls, including improvement of our accounting and internal management systems; and

•	maintaining high levels of customer satisfaction.

If we are unable to effectively manage any future growth, our operations may be impacted and we may experience delays in delivering products to our customers. Any such delays could affect such customers’ ability to deliver products in accordance with their planned manufacturing schedules, which could adversely affect customer relationships. We may also be required to build additional component inventory in order to offset expected future component shortages. If we do not manage any future growth properly, our business, financial condition and results of operations could suffer.

If we lose our key personnel or are unable to attract and retain key personnel, we may be unable to pursue business opportunities or develop our products.

We believe that our future success will depend in large part upon our continued ability to recruit, hire, retain and motivate highly skilled technical, marketing, administrative and managerial personnel. Competition for these employees is significant. Our failure to retain our present employees and hire additional qualified personnel in a timely manner and on reasonable terms could harm our business, financial condition and results of operations. In addition, from time to time we may recruit and hire employees from our customers, suppliers and distributors, which could damage our business relationship with these parties. Our success also depends on the continuing contributions of our senior management and technical personnel, all of whom would be difficult to replace. The loss of key personnel could adversely affect our ability to execute our business strategy, which could harm our business, financial condition and results of operations. We may not be successful in retaining these key personnel.

We may incur additional costs and business disruption in transferring our manufacturing processes to new facilities.

As part of our ongoing strategy to maximize manufacturing and production efficiency, we are evaluating opportunities for transferring portions of our Colorado manufacturing to our overseas facilities in Nuremberg, Germany and in Shanghai, China. In addition, we anticipate that we will be transferring our existing China operations to a new Shanghai facility in the near future. As a result of these transitions, we may need to requalify for ISO certification and also may need to re-qualify our manufacturing processes or our products with our customers. We expect to incur capital expense and wind-down costs in connection with any of these transfers. There is also a possibility that we may not be able to accomplish the transitions as scheduled or as planned, which could result in additional operating costs, loss of customers, and business disruption.

Our reliance on foreign suppliers and manufacturers and our acquisition of PDI exposes us to the economic and political risks of the countries in which they are located.

Independent third parties in other countries, primarily in Thailand, Malaysia, South Korea, Taiwan and the Philippines, package substantially all of our semiconductor products. In addition, all of our satellite antenna manufacturing is outsourced to a subcontractor in the Philippines, and we obtain some of our semiconductor wafers from one supplier located in Germany. Due to our reliance on foreign suppliers and packagers, we are subject to the risks of conducting business outside the United States. The PDI segment also has sizeable manufacturing operations in China and Germany which subject us to similar risks. These risks include:

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	shipment delays, including delays resulting from difficulty in obtaining export licenses;

•	tariffs and other trade barriers and restrictions;

•	political, social and economic instability; and

•	potential hostilities and changes in diplomatic and trade relationships.

The Chinese legal system lacks transparency in certain respects relative to that of the United States, which gives the Chinese central and local government authorities a higher degree of control over business in China than is customary in the United States and makes the process of obtaining necessary regulatory approval in China inherently somewhat more unpredictable. Although the Chinese government has been pursuing economic reform and a policy of welcoming foreign investments, it is possible that the Chinese government will change its current policies in the future, making continued business operations in China more difficult or unprofitable. In addition, the protection accorded our proprietary technology and know-how under both the Chinese and German legal systems is not as strong as in the United States and, as a result, we may lose valuable trade secrets and competitive advantage. Manufacturing our products and using CMs and other suppliers throughout the Asia region exposes our business to the risk that our proprietary technology and ownership rights may not be protected or enforced to the extent that they may be in the United States. The cost of doing business in Germany can also be higher than in the U.S. due to German legal requirements regarding employee benefits and employer-employee relations, in particular.

In addition, we currently transact business with many of our foreign suppliers and packagers in U.S. dollars. Consequently, if the currencies of our suppliers’ countries were to increase in value against the U.S. dollar, our suppliers may attempt to raise the cost of our semiconductor wafers, packaging materials and services, and other materials, which could harm our business, financial condition and results of operations. The acquisition of PDI has materially increased our risks from conducting business outside the U.S., both due to its substantial operations in China and Germany, and its higher proportion of sales and expenses denominated in foreign currency, which has increased our exposure to the risk of exchange rate fluctuations.

Failure to maintain effective internal control over financial reporting could adversely affect our business and the market price of our stock.

Pursuant to rules adopted by the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002, we are required to assess the effectiveness of our internal controls over financial reporting and provide a management report on our internal controls over financial reporting in all annual reports. While we currently believe our internal controls over financial reporting are effective, we are required to comply with Section 404 on an annual basis. If, in the future, we identify one or more material weaknesses in our internal controls over financial reporting during this continuous evaluation process, our management will be unable to assert such internal controls are effective. Although we currently anticipate being able to continue to satisfy the requirements of Section 404 in a timely fashion, we cannot be certain as to the timing of completion for our future evaluation, testing and any required remediation. If we are unable to assert that our internal controls over financial reporting are effective in the future, or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our business and the market price of our common stock.

We expect new accounting standards related to equity compensation will adversely affect our earnings and could have other adverse impacts.

We have historically used stock options and other equity awards as a basic component of our employee compensation packages. We believe that our employee equity plans are an essential tool to link the long-term interests of our stockholders and employees, especially executive management, and serve to motivate our employees to make decisions that will, in the long run, give the best returns to our stockholders. The Financial Accounting Standards Board has announced changes to accounting principles generally accepted in the United States that require us to record a charge to earnings for employee stock option grants and other equity awards for all periods after January 1, 2006. The adoption of this standard has significantly reduced our net income and earnings per share thus far in 2006, and we expect that this trend will continue in future periods. Lower earnings may cause our stock price to fall and may affect our ability to raise capital on acceptable terms. The new accounting standards will reduce our net income, make it more expensive for us to grant stock options and other equity awards to employees in the future, and may cause us to increase our use of other equity incentives, or other forms of compensation, to adequately motivate and retain our employees. These efforts may be viewed as dilutive to our stockholders or may increase our compensation costs, and if such efforts are unsuccessful, we may have difficulty attracting, retaining and motivating employees.

Our strategic investment in GCS, a privately held semiconductor foundry, could be further impaired or never redeemed, which could harm our results of operations.

In the first quarter of 2002, we invested $7.5 million in GCS, a privately held semiconductor foundry. We regularly evaluates our investment in GCS to determine if an other-than-temporary decline in value has occurred.

Factors that may cause an other-than-temporary decline in the value of the investment in GCS would include, but not be limited to, a degradation of the general business environment in which GCS operates, the failure of GCS to achieve certain performance milestones, a series of operating losses in excess of GCS’ business plan, the inability of GCS to continue as a going concern or a reduced valuation as determined by a new financing event. If we determine that an other-than-temporary decline in value has occurred, we will write down our investment in GCS to our estimated fair value. Such a write-down could harm our consolidated results of operations in the period in which it occurs. For example, in the third quarter of 2006 we wrote down the value of our investment in GCS by approximately $2.9 million after determining that GCS had experienced an other-than-temporary decline in value.

The ultimate realization of our investment in GCS will be dependent on the occurrence of a liquidity event for GCS, or our ability to sell our GCS shares, for which there is no public market. The likelihood of any of these events occurring will depend on, among other things, market conditions surrounding the wireless communications industry and the related semiconductor foundry industry, as well as the public markets’ receptivity to liquidity events such as initial public offerings or merger and acquisition activities.

If we fail to successfully introduce new products in a timely and cost-effective manner, our ability to sustain and increase our net revenues could suffer.

The markets for our products are characterized by new product introductions, evolving industry standards and changes in manufacturing technologies. Because of this, our future success will in large part depend on our ability to:

•	continue to introduce new products in a timely fashion;

•	gain market acceptance of our products;

•	improve our existing products to meet customer requirements;

•	adapt our products to support established and emerging industry standards;

•	adapt our products to support evolving wireless and wireline equipment architectures; and

•	access new process and product technologies.

We estimate that the development cycles of some of our products from concept to production could last more than 12 months. We have in the past experienced delays in the release of new products and an inability to successfully translate new product concepts to production in time to meet market demands or at all. The second-generation PHS products we recently acquired from Micro Linear have also experienced a longer than expected sales cycle, after the first generation of such products achieved only limited customer acceptance. In addition, the networking products acquired from Micro Linear are reaching maturity, and revenue from this product line is expected to decline in future periods, which increases the importance of new product introductions. We may not be able to introduce new products in a timely and cost-effective manner, which would impair our ability to sustain and increase our net revenues.

Our efforts to diversify our product portfolio and expand into new markets have attendant execution risk.

While historically we have derived most of our net revenues from the sale of products to the mobile wireless infrastructure market, one of our corporate strategies involves leveraging our core strengths in high-performance RF component design, modular design process technology and wireless systems application knowledge to expand into new markets which have similar product performance requirements, such as the broadband wireless access, Voice over Internet Protocol, or VoIP, cable, satellite radio and RFID markets. We do not have a long history in many of these markets or in consumer-oriented markets generally, and our lack of market knowledge relative to other participants in such markets may prevent us from competing effectively in them. It is possible that our competitive strengths will not translate effectively into these markets, or that these markets will not develop at the rates we anticipate. Any of these events could negatively affect our future operating results.

Our reliance on third-party wafer fabs to manufacture our semiconductor wafers may reduce our ability to fill orders and limit our ability to assure product quality and to control costs.

We do not own or operate a semiconductor fabrication facility, or fab. We currently rely on a number of third-party wafer fabs to manufacture our semiconductor wafers. These fabs include RF Micro Devices, or RFMD, for GaAs devices, Atmel for SiGe devices, TriQuint Semiconductors for our discrete devices, GCS for our indium gallium phosphide, or InGaP, devices, TSMC and Chartered Semiconductor for CMOS devices, IBM and Jazz Semiconductor for SiGe BiCMOS devices and an Asian foundry that supplies us with lateral diffused metal oxide semiconductor, or LDMOS, devices. In 2005, a majority of our semiconductors in terms of both volume and revenue were provided by Atmel, GCS and Northrop Grumman, or NG (formerly TRW, Inc.).

The loss of one of our third-party wafer fabs, or any reduction of capacity, manufacturing disruption, or delay or reduction in wafer supply, would negatively impact our ability to fulfill customer orders, perhaps materially, and has in the past and could in the future damage our relationships with our customers, either of which could significantly harm our business and operating results.

Some of these relationships are handled on a purchase order by purchase order basis while others are conducted pursuant to longer-term purchase agreements. Some of our longer-term contracts feature “last-time buy,” or LTB, arrangements. An LTB arrangement typically provides that, if the vendor decides to obsolete or materially change the process by which our products are made, we will be given prior notice and opportunity to make a last purchase of wafers in volume. While the goal of the LTB arrangement is to allow us a sufficient supply of wafers in such instances to either meet our future needs or give us time to transition our products to, and qualify, another supply source, we cannot assure you that the volume of wafers provided for under any LTB arrangement will adequately meet our future requirements.

NG has discontinued the operation of the fabrication line on which our GaAs products have historically been made, and we made a last-time buy of wafers in connection with the line shutdown. We believe that through a combination of our current inventory and our efforts to transition customers to products using semiconductors produced by our other foundry partners, we will have a sufficient wafer supply to meet our currently anticipated customer needs. However, there can be no assurance that sufficient supplies of such wafers will become available to us, or that our transitioning efforts will be successful and will not result in lost market share.

Each of our foundries are our sole supplier for parts in the particular fabrication technology manufactured at their facility. GCS is a private company with limited capital resources and operating history. Because there are limited numbers of third-party wafer fabs that use the particular process technologies we select for our products and that have sufficient capacity to meet our needs, it would be difficult to find an alternative source of supply. Even if we were able to find an alternative source, using alternative or additional third-party wafer fabs would require an extensive qualification process that could prevent or delay product shipments, which could harm our business, financial condition and results of operations.

Our reliance on these third-party wafer fabs involves several additional risks, including reduced control over the manufacturing costs, delivery times, reliability and quality of our components produced from these wafers. The fabrication of semiconductor wafers is a highly complex and precise process. We expect that our customers will continue to establish demanding specifications for quality, performance and reliability that must be met by our products. Our third-party wafer fabs may not be able to achieve and maintain acceptable production yields in the future. To the extent our third-party wafer fabs suffer failures or defects, we have in the past and could in the future experience warranty and product liability claims, lost net revenues, increased costs, or delays in, cancellations or rescheduling of orders or shipments, any of which could harm our business, financial condition and results of operations.

In the past, we have at times experienced delays in product shipments, quality issues and poor manufacturing yields from our third-party wafer fabs, which in turn delayed product shipments to our customers or resulted in product returns and related expense, higher costs of production and lower gross margins. We may in the future experience similar delays or other problems, such as inadequate wafer supply.

Our reliance on subcontractors to package our products could cause a delay in our ability to fulfill orders or could increase our cost of revenues.

We do not package the RF semiconductor components that we sell but rather rely on subcontractors to package our products. Packaging is the procedure of electrically bonding and encapsulating the IC into its final protective plastic or ceramic casing. We provide the wafers containing the ICs to third-party packagers. Although we currently work with a number of packagers, substantially all of our amplifier product net revenues in 2005 were attributable to products packaged by two packagers. We do not have long-term contracts with our third-party packagers stipulating fixed prices or packaging volumes. Therefore, in the future, we may be unable to obtain sufficiently high quality or timely packaging of our products. The loss or reduction in packaging capacity of any of our current packagers, particularly Unisem, our current primary source for a particular, high-volume commercial package type and Circuit Electronic Industries Public Co., Ltd., or CEI, our second source for this particular package type, could significantly damage our business. In addition, increased packaging costs could harm our gross margins and profitability.

The fragile nature of the semiconductor wafers that we use in our components requires sophisticated packaging techniques and has in the past resulted in low packaging yields. If our packaging subcontractors fail to achieve and maintain acceptable production yields in the future, we could experience increased costs, including warranty and product liability expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, product returns or discounts and lost net revenues, any of which could harm our business, financial condition and results of operations.

We may not be able to outsource the manufacture and test of our products on favorable terms, or at all, and even successful outsourcing creates risk due to our resulting reliance on vendors.

We currently outsource a portion of our product manufacturing and testing function, and may do so again where economically advantageous for both the vendor and us. For example, we rely on one manufacturing partner to produce all of our satellite radio antenna products and a significant majority of our broadband products. However, we may be unable to successfully outsource additional manufacturing and testing in the near term, or at all. The selection and ultimate qualification of subcontractors to manufacture and test our products could be costly and increase our cost of revenues. In addition, we do not know if we will be able to negotiate long-term contracts with subcontractors to manufacture and test our products at acceptable prices or volumes. Further, outsourcing the manufacture of a substantial amount of our products may result in underutilization of our existing manufacturing facilities, which could in turn result in a higher cost structure and lower gross margins than if we did not outsource these functions.

Even if we find suitable vendors for an outsourced manufacture or test relationship, creation of such arrangements carries risks since we have to rely on the vendor to provide an uninterrupted source of high quality product. Because our customers have high quality and reliability standards and our components require sophisticated testing techniques, we have had problems in the past and may have difficulty in the future in obtaining sufficiently high quality or timely manufacture and testing of our products. Whenever a subcontractor is not successful in adopting such techniques, we may experience increased costs, including warranty and product liability expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, damage to customer relationships, delayed qualification of new products with our customers, product returns or discounts and lost net revenues, any of which could harm our business, financial condition and results of operations.

A substantial portion of our products are sold to international customers, which exposes us to numerous risks.

A substantial portion of our direct sales and sales through our distributors are to foreign purchasers, particularly in China, Korea, Singapore, the Philippines, Finland, Germany and Sweden. International sales approximated 59% of net revenues in the third quarter of 2006, the majority of which was attributable to CMs and OEMs located in Asia. Demand for our products in foreign markets could decrease, which could harm our business, financial condition and results of operations. Moreover, sales to international customers may be subject to numerous risks, including:

•	changes in trade policy and regulatory requirements;

•	duties, tariffs and other trade barriers and restrictions;

•	timing and availability of export licenses;

•	delays in placing orders;

•	difficulties in managing distributors’ sales to foreign countries;

•	the complexity and necessity of using foreign representatives;

•	compliance with a variety of foreign and U.S. laws affecting activities abroad;

•	potentially adverse tax consequences;

•	trade disputes; and

•	political, social and economic instability.

We are also subject to risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries.

Because most sales of Sirenza products have been denominated historically in United States dollars, increases in the value of the United States dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading customers to order fewer products, thereby reducing our sales and profitability in that country. Some of our customer purchase orders and agreements are governed by foreign laws, which may differ significantly from United States laws; therefore, we may be limited in our ability to enforce our rights under such agreements and to collect damages, if awarded.

Sources for certain components and materials are limited, which could result in delays or reductions in product shipments.

The commercial communications industry from time to time is affected by limited supplies of certain key components and materials. For example, we rely on Analog Devices for the integrated circuits, or ICs, utilized in the manufacture of our phase-locked loop, or PLL, products, and also rely on limited sources for certain packaging materials. If we, or our packaging subcontractors, are unable to obtain these or other materials in the required quantity and quality, we could experience delays or reductions in product shipments, which would reduce our profitability. Temporary shortages have arisen in the past and may arise in the future. If key components or materials are unavailable, while we would hope to be able to remedy the situation through cooperation with the suppliers, locating alternate sources of supply or otherwise, our costs could increase and net revenues could decline.

Our products could infringe the intellectual property rights of others, and resulting claims against us could be costly and require us to enter into disadvantageous license or royalty arrangements.

Our industry is characterized by the existence of a large number of patents and litigation based on allegations of patent infringement and the violation of intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. In addition, our sales agreements often contain intellectual property indemnities, such as patent and copyright indemnities, and our customers may assert claims against us for indemnification if they receive claims alleging that their products infringe others’ intellectual property rights.

Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in costly litigation, divert management’s attention and resources, or require us to enter into royalty or license agreements which are not advantageous to us or pay material amounts of damages. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from selling our products. We may increasingly be subject to infringement claims as the number of our products grows and as we move into new markets, and in particular in consumer markets where there are many entrenched competitors and we are less familiar with the competitive landscape and prior art.

Recent changes in environmental laws and regulations applicable to manufacturers of electrical and electronic equipment have required us to redesign some of our products, and may increase our costs and expose us to liability.

The implementation of new technological or legal requirements, such as recycling requirements and lead-free initiatives, has impacted our products and manufacturing processes, and could affect the timing of product introductions, the cost and commercial success of our products and our overall profitability. For example, a directive in the European Union bans the use of lead, other heavy metals and certain flame retardants in electrical and electronic equipment beginning in 2006. As a result, in advance of this deadline, many of our customers changed their equipment specifications to use only components that do not contain these banned substances and indicated that they would no longer design in non-compliant components. Because many of our IC products utilize a tin-lead alloy as a soldering material in the manufacturing process, our MCM products contain circuit boards plated with a tin-lead surface and certain molded active components in our MCM products are molded with a banned substance, we either have already or may need to in the future redesign our products and obtain compliant raw materials from our suppliers to respond to the new legislation and to meet customer demand. Although we began this process in the first quarter of 2004 and have released many compliant products to date, we have products that remain non-compliant. Due to the limited geographic coverage of the regulations and our worldwide customer base, the different rates at which various customers are requiring compliant components, and the fact that some components containing banned substances remain exempt from the regulations for particular customer applications, we are not stopping all production of parts containing banned substances on a particular scheduled date, but are making the move gradually as customer demand dictates. We anticipate selling such products for some time. We may be left with excess inventory of certain leaded parts if customers for those parts move to lead-free only consumption without giving us sufficient notice. In addition, our industry has no long-term data to assess the effectiveness, shelf-life, moisture sensitivity, and thermal tolerance of alternative materials, so we may experience product quality and performance issues as we transition our products to such materials.

Further, for our MCM products, we rely on third party suppliers, over which we have little or no control, to provide certain of the components needed for our products to meet applicable standards. In addition, this redesign is resulting in increased research and development and manufacturing and quality control costs. If we are unable to redesign existing products and introduce new products to meet the standards set by environmental regulation and our customers, sales of our products could decline, which could harm our business, financial condition and results of operations. Failure to comply with any applicable environmental regulations could result in a range of consequences, including loss of sales, fines, suspension of production, excess inventory, and criminal and civil liabilities.

Another recent directive in the European Union imposes a “take-back” obligation on manufacturers of electrical and electronic equipment. This obligation requires manufacturers of electrical or electronic equipment to finance the collection, recovery and disposal of the electrical or electronic equipment that they produce. At this time, we are not aware of adopted legislation implementing this directive and the methods by which our industry will attempt to comply with these take-back obligations have not been fully developed. We may have take-back obligations, and even if the specific implementing legislation eventually adopted does not directly apply to us or our products and solutions, our customers could potentially shift some of their costs to us through contractual provisions. We are unable to assess the impact of this proposed legislation at this time but it could result in increased costs to us, which could harm our business, financial condition and results of operations.

Environmental regulations could subject us to substantial costs or fines, or require us to suspend production, alter manufacturing processes or cease operations at one or more sites.

The manufacture, assembly and testing of our products requires the use of hazardous materials that are subject to a broad array of environmental, health and safety laws and regulations governing the use, transportation, emission, discharge, storage, recycling or disposal of such materials. Failure to comply with any such laws or regulations could result in fines, suspension of production, alteration of fabrication and assembly processes, curtailment of operations or sales, requirements to remediate land, air or groundwater and other legal liability. Some domestic and foreign environmental regulations allow regulating authorities to impose cleanup liability on a company that leases or otherwise becomes associated with a contaminated site even though that company had nothing to do with the acts that gave rise to the contamination. Accordingly, even if our operations are conducted in accordance with these laws, we may incur environmental liability based on the actions of prior owners, lessees or neighbors of sites we lease now or in the future, or sites we become associated with due to acquisitions. For example, PDI’s manufacturing site in Nuremberg, Germany occupies a small portion of a large parcel formerly occupied by Alcatel and other manufacturers dating back to the early 1900s. Chlorinated solvent and heavy metal contamination in air, soil and groundwater were identified on the former Alcatel site in the late 1980s, and pump-and-treat remediation systems have been implemented on portions of the site. While we do not believe that this contamination resulted from the operation of PDI’s business, that any additional remediation is required on the PDI site or that we or PDI have any material related liability, we cannot assure you that such liability will not arise in the future.

We have a material amount of goodwill and long-lived assets, including finite-lived acquired intangible assets, which, if impaired, could harm our results of operations.

We have a material amount of goodwill, which is the amount by which the cost of an acquisition accounted for using the purchase method exceeds the fair value of the net assets acquired. Goodwill is subject to a periodic impairment evaluation based on the fair value of the reporting unit. We also have a material amount of long-lived assets, including finite-lived acquired intangible assets recorded on our balance sheet. These assets are evaluated for impairment annually or whenever events or changes in circumstances indicate the carrying value of the related assets may not be recoverable. Any impairment of our goodwill or long-lived assets, including finite-lived acquired intangible assets, could harm our business, financial condition and results of operations.

The outcome of litigation in which we have been named as a defendant is unpredictable and an adverse decision in any such matter could harm our business, financial position and results of operations.

We are a defendant in litigation matters that are described under the heading “Legal Proceedings” in our periodic reports filed pursuant the Securities Exchange Act of 1934 and incorporated herein by reference. These claims may divert financial and management resources that would otherwise be used to benefit our operations. Although we believe that we have meritorious defenses to the claims made in the litigation matters to which we have been named a party and intend to contest each lawsuit vigorously, we cannot assure you that the results of these matters will be favorable to us. An adverse resolution of any of these lawsuits, including the results of any amicable settlement, could harm our business, financial condition and results of operations.

The timing of the adoption of industry standards may negatively impact widespread market acceptance of our products.

The markets in which we and our customers compete are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. If technologies or standards supported by us or our customers’ products, such as 2.5G and 3G, fail to gain widespread commercial acceptance, our business may be significantly impacted. For example, the worldwide installation of 2.5G and 3G equipment has occurred at a much slower rate than we initially expected. In addition, while historically the demand for wireless and wireline communications has exerted pressure on standards bodies worldwide to adopt new standards for these products, such adoption generally only occurs following extensive investigation of, and deliberation over, competing technologies. The delays inherent in the standards approval process have in the past and may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers. If further delays in adoption of industry standards were to occur, it could result in lower sales of our products and worse than expected results of operations in one or more periods.

Our limited ability to protect our proprietary information and technology may adversely affect our ability to compete.

Our future success and ability to compete is dependent in part upon our proprietary information and technology. Although we have patented technology and patent applications pending, we primarily rely on a combination of contractual rights and copyright, trademark and trade secret laws and practices to establish and protect our proprietary technology. We generally enter into confidentiality agreements with our employees, consultants, resellers, wafer suppliers, vendors, customers and potential customers, and limit the disclosure and use of our proprietary information. The steps taken by us in this regard may not be adequate to prevent misappropriation of our technology. Additionally, our competitors may independently develop technologies that are substantially equivalent or superior to our technology.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. Our ability to enforce our patents, copyrights, software licenses and other intellectual property is limited by our financial resources and is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. If we seek to enforce our rights, we may be subject to claims that the intellectual property right is invalid, is otherwise not enforceable or is licensed to the party against whom it is asserting a claim. In addition, our assertion of intellectual property rights could result in the other party seeking to assert alleged intellectual property rights of its own against us.

Risks Related to Ownership of Our Common Stock

Some of our stockholders can exert control over us, and they may not make decisions that reflect our interests or those of other stockholders.

Our founding stockholders continue to control a substantial amount of our outstanding common stock, as do Phillip and Yeechin Liao, the former sole stockholders of PDI. As a result, these stockholders will be able to exert a significant degree of influence over our management and affairs and matters requiring stockholder approval, including the election of our directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of us and might affect the market price of our common stock. The interests of these stockholders may not always coincide with our interests or the interests of other stockholders.

Future sales of our common stock could cause our stock price to decline.

In February 2004, we filed a shelf registration statement to register the offer and sale of up to $75.0 million of securities by us from time to time and a registration statement to register the resale of shares of common stock by certain of our stockholders, including John and Susan Ocampo and entities affiliated with them. Any future sales of substantial amounts of our common stock by the selling stockholders, us or these stockholders, or the possibility of such sales, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities.

Our charter and bylaws and Delaware law contain provisions that may delay or prevent a change of control.

Provisions of our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	division of the board of directors into three separate classes;

•	elimination of cumulative voting in the election of directors;

•	prohibitions on stockholders acting by written consent and calling special meetings;

•	procedures for advance notification of stockholder nominations and proposals; and

•	the ability of the board of directors to alter our bylaws without stockholder approval.

In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

We are also subject to Section 203 of the Delaware General Corporation Law that, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that this stockholder became an interested stockholder. The preceding provisions of our charter and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in this prospectus and in documents that we incorporate by reference into this prospectus. These forward-looking statements are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes to differ materially from those expressed in these forward-looking statements. We intend that these forward-looking statements be subject to the safe harbors created by the provisions mentioned above.

Forward-looking statements include information concerning our possible or assumed future results of operations and business plans, such as any results we may anticipate from the recent acquisitions of Premier Devices, Inc. and Micro Linear Corporation. These statements are generally accompanied by words like “believe,” “expect,” “anticipate,” “estimate,” “intend” or similar expressions. You should understand that certain important factors, including those set forth in “Risk Factors” above and elsewhere in this prospectus and the documents that we incorporate by reference into this prospectus, which are in some instances beyond our control, could affect our future results of operations and could cause those results to differ materially from those expressed in our forward-looking statements. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. In connection with these forward-looking statements, you should carefully review the risks set forth in this prospectus and the documents we incorporate by reference into this prospectus. You should carefully read any risk factors set forth in any accompanying prospectus supplement as they may modify or supercede any risk factors set forth in this prospectus and any documents we incorporate by reference into this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders.

SELLING STOCKHOLDERS

The selling stockholders named below may from time to time offer for resale pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 7,000,000 shares of our common stock. The term “selling stockholders,” as used in this prospectus, includes the holders listed below and their respective transferees, pledgees, donees, heirs or other successors receiving shares from the holders listed below after the date of this prospectus. The selling stockholders may sell, transfer or otherwise dispose of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act.

The following table sets forth information with respect to the number of shares of our common stock owned by the selling stockholders and the number of shares being registered for sale by the selling stockholders. The percentage of outstanding shares beneficially owned before the offering is based on 50,675,252 shares of common stock outstanding as of November 1, 2006. The percentage of outstanding shares beneficially owned after the offering assumes that all of the shares of our common stock being offered by the selling stockholders are sold and assumes that no additional shares of our common stock are purchased by the selling stockholders prior to such sale.

We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

	Shares of Sirenza common stock owned prior to the offering		Number of shares of Sirenza common stock being offered	Shares of Sirenza common stock owned after the offering*
Name of selling stockholder	Number	Percent		Number	Percent
Phillip Chuanze Liao (1)	3,500,000	6.9%	3,500,000	—	—

Yeechin Shiong Liao (1)	3,500,000	6.9%	3,500,000	—	—

*	The table assumes that the selling stockholders sell all of the common stock being offered pursuant to this prospectus. We are unable to determine the exact number of shares that will actually be sold pursuant to this prospectus.
(1)	Phillip Chuanze Liao and Yeechin Shiong Liao are spouses, and as such may each be deemed to beneficially own the shares of common stock held by the other, meaning that each may be deemed to beneficially own 7,000,000 shares of Sirenza common stock, or 13.8% of the shares outstanding as of November 1, 2006.

PLAN OF DISTRIBUTION

The selling stockholders and their successors, including their pledgees, donees or other transferees, may offer and sell shares of the common stock covered by this prospectus from time to time directly or, alternatively, through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of these securities. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices.

The shares may be sold in privately negotiated transactions or on any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which the common stock may be listed or quoted at the time of sale, in the over-the-counter market, or otherwise. The methods by which such sales may be effected (which may involve crosses or block transactions) include:

•	a block trade in which the broker or dealer so engaged will attempt to sell the securities as an agent but may position and resell a portion of the block as a principal to facilitate the transaction;

•	purchases by a broker or dealer as a principal and resale by that broker or dealer for its account;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•

the pledge or loan of the common stock as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the securities or interest therein;

•	any combination of any of the above; and

•	any other method permitted pursuant to applicable law.

In addition, any securities covered by this prospectus that qualify for sale under Rules 144 and 145 of the Securities Act may be sold under Rules 144 and 145 rather than under this prospectus. The selling stockholders are not required to sell any common stock described in this prospectus and may transfer or gift these securities by other means not described in this prospectus.

Brokers or dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in selling shares. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect that these commissions and discounts relating to their sales of shares to exceed what is customary in the types of transactions involved.

The selling stockholders and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales of shares covered by this prospectus. Any commission, discount or concession received by a broker or dealer and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders have advised us that they have not entered into any agreement, arrangement or understanding with any particular broker, dealer, agent or underwriter with respect to the sale of the shares covered by this prospectus. Because the selling stockholders may be deemed to be underwriters within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders and any other person participating in the distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, including without limitation, Regulation M.

Sirenza has agreed with the selling stockholders to use its commercially reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of:

•	the date on which all shares held by the selling stockholders can be sold pursuant to Rule 144 without any volume or manner of sale restrictions;

•	the date on which all shares offered have been sold by the selling stockholders through this prospectus or otherwise; and

•	the tenth anniversary of the date that such registration statement was initially declared effective.

The expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and Sirenza’s legal fees, are being paid by Sirenza. The selling stockholders will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents.

The selling stockholders may agree to indemnify any agent, broker, dealer or underwriter that participates in transactions involving sales of shares against liabilities, including liabilities arising under the Securities Act.

To the extent required, the shares of common stock to be sold, the purchase price of a sale, the names of any agent, broker, dealer, or underwriter or arrangements relating to any such entity or applicable commissions with respect to a particular offer or sale will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements of Sirenza Microdevices, Inc. included in Sirenza Microdevices, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including schedule appearing therein), and Sirenza Microdevices, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited historical financial statements of Micro Linear Corporation included in Exhibit 99.1 of Sirenza Microdevices, Inc’s Current Report on Form 8-K/A dated November 16 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Premier Devices, Inc. at December 31, 2005, 2004 and 2003 and for the years then ended appearing in the Current Report on Form 8-K/A of Sirenza Microdevices filed with the Securities and Exchange Commission on June 15, 2006 and incorporated by reference in this prospectus have been audited by C.G. Uhlenberg LLP, independent auditors, as set forth in their reports thereon included therein and incorporated by reference in this prospectus. Such consolidated financial statements have been incorporated by reference in this prospectus in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” in this prospectus the information that we file with the SEC. This means that we can disclose important information to you by referring you to those SEC filings. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering:

•	annual report of Sirenza on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 15, 2006;

•	quarterly report of Sirenza on Form 10-Q for the quarterly period ended March 31, 2006, filed with the SEC on May 10, 2006;

•	quarterly report of Sirenza on Form 10-Q for the quarterly period ended June 30, 2006, filed with the SEC on August 9, 2006;

•	quarterly report of Sirenza on Form 10-Q for the quarterly period ended September 30, 2006, filed with the SEC on November 8, 2006;

•

current reports of Sirenza on Form 8-K or Form 8-K/A filed on April 6, 2006, May 10, 2006, June 6, 2006, June 15, 2006, August 2, 2006, August 8, 2006, August 14, 2006; September 22, 2006; October 31, 2006; and November 16, 2006; and

•	the description of Sirenza’s common stock contained in its registration statement on Form 8-A filed with the SEC on May 12, 2000.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to such information unless those exhibits are specifically incorporated herein by reference.

Requests for such documents should be directed to Sirenza Microdevices, Inc., 303 S. Technology Court, Broomfield, Colorado, 80021, Attn: Investor Relations, telephone number (303) 327-3193. Please note that additional information can be obtained from our website at www.sirenza.com.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our reports, proxy statements and other information may be accessed over the Internet at a site maintained by the SEC at http://www.sec.gov. You may also read and copy any materials we file with the SEC at the following public SEC reference room:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You may obtain further information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

This prospectus is part of a registration statement filed under the Securities Act with the SEC. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

7,000,000 Shares

SIRENZA MICRODEVICES, INC.

PROSPECTUS SUPPLEMENT

February 15, 2007

Piper Jaffray